UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2017

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		March 31,	December 31,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	853,152	949,327
Other financial assets	7 - 11	652,911	712,828
Other non-financial assets	12	237,040	212,242
Trade and other accounts receivable	7 - 8	1,092,090	1,107,889
Accounts receivable from related entities	7 - 9	668	554
Inventories	10	235,311	241,363
Tax assets	18	85,755	65,377

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,156,927	3,289,580

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	350,055	337,195

Total current assets		3,506,982	3,626,775

Non-current assets
Other financial assets	7 - 11	102,195	102,125
Other non-financial assets	12	235,180	237,344
Accounts receivable	7 - 8	8,299	8,254
Intangible assets other than goodwill	15	1,656,336	1,610,313
Goodwill	16	2,787,022	2,710,382
Property, plant and equipment	17	10,386,506	10,498,149
Tax assets	18	19,619	20,272
Deferred tax assets	18	403,262	384,580
Total non-current assets		15,598,419	15,571,419
Total assets		19,105,401	19,198,194

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

4

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		March 31,	December 31,
LIABILITIES	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 19	1,823,888	1,839,528
Trade and other accounts payables	7 - 20	1,512,804	1,593,068
Accounts payable to related entities	7 - 9	255	269
Other provisions	21	2,684	2,643
Tax liabilities	18	18,440	14,286
Other non-financial liabilities	22	2,693,706	2,762,245

		6,051,777	6,212,039
Liabilities included in disposal groups classified as held for sale	13	13,778	10,152

Total current liabilities		6,065,555	6,222,191

Non-current liabilities
Other financial liabilities	7 - 19	6,628,478	6,796,952
Accounts payable	7 - 24	403,768	359,391
Other provisions	21	431,213	422,494
Deferred tax liabilities	18	962,141	915,759
Employee benefits	23	84,026	82,322
Other non-financial liabilities	22	199,047	213,781
Total non-current liabilities		8,708,673	8,790,699
Total liabilities		14,774,228	15,012,890

EQUITY
Share capital	25	3,149,564	3,149,564
Retained earnings	25	412,294	366,404
Treasury Shares	25	(178)	(178)
Other reserves		678,887	580,870
Parent's ownership interest		4,240,567	4,096,660
Non-controlling interest	14	90,606	88,644
Total equity		4,331,173	4,185,304
Total liabilities and equity		19,105,401	19,198,194

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

5

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		March 31,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Revenue	26	2,359,907	2,234,257
Cost of sales		(1,857,765)	(1,661,474)
Gross margin		502,142	572,783
Other income	28	117,542	93,360
Distribution costs		(173,465)	(175,707)
Administrative expenses		(204,913)	(181,831)
Other expenses		(89,115)	(89,524)
Other gains/(losses)		13,576	3,565
Income from operation activities		165,767	222,646
Financial income		22,924	10,864
Financial costs	27	(95,788)	(103,049)
Foreign exchange gains/(losses)	29	35,373	67,898
Result of indexation units		12	-
Income (loss) before taxes		128,288	198,359
Income (loss) tax expense / benefit	18	(53,488)	(82,327)

NET INCOME (LOSS) FOR THE PERIOD		74,800	116,032
Income (loss) attributable to owners of the parent		65,557	102,208
Income (loss) attributable to non-controlling interest	14	9,243	13,824

Net income (loss) for the year		74,800	116,032

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.10811	0.18735
Diluted earnings (losses) per share (US$)	30	0.10811	0.18735

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

6

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		March 31,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		74,800	116,032
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	2,601	(1,573)
Total other comprehensive income that will not be reclassified to income before taxes		2,601	(1,573)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	109,122	244,976
Other comprehensive income, before taxes, currency translation differences		109,122	244,976
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(4,879)	27,974
Other comprehensive income (losses), before taxes, cash flow hedges		(4,879)	27,974
Total other comprehensive income that will be reclassified to income before taxes		104,243	272,950
Other components of other comprehensive income (loss), before taxes		106,844	271,377
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(1,040)	413
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		(1,040)	413
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(720)	(7,711)
Income taxes related to components of other comprehensive income that will be reclassified to income		(720)	(7,711)
Total Other comprehensive income		105,084	264,079
Total comprehensive income (loss)		179,884	380,111
Comprehensive income (loss) attributable to owners of the parent		166,333	364,361
Comprehensive income (loss) attributable to non-controlling interests		13,551	15,750
TOTAL COMPREHENSIVE INCOME (LOSS)		179,884	380,111

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

7

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	65,557	65,557	9,243	74,800
Other comprehensive income		-	-	104,936	(5,718)	1,558	-		100,776	-	100,776	4,308	105,084
Total comprehensive income		-	-	104,936	(5,718)	1,558	-	-	100,776	65,557	166,333	13,551	179,884
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(19,667)	(19,667)	-	(19,667)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	545	(3,304)	(2,759)	-	(2,759)	(11,589)	(14,348)
Total transactions with shareholders		-	-	-	-	-	545	(3,304)	(2,759)	(19,667)	(22,426)	(11,589)	(34,015)

Closing balance as of March 31, 2017 (Unaudited)		3,149,564	(178)	(1,981,619)	(4,212)	(11,342)	39,083	2,636,977	678,887	412,294	4,240,567	90,606	4,331,173

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

8

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	102,208	102,208	13,824	116,032
Other comprehensive income		-	-	243,384	19,929	(1,160)	-		262,153	-	262,153	1,926	264,079
Total comprehensive income		-	-	243,384	19,929	(1,160)	-	-	262,153	102,208	364,361	15,750	380,111
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(30,662)	(30,662)	-	(30,662)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	829	340	1,169	(255)	914	(11,181)	(10,267)
Total transactions with shareholders		-	-	-	-	-	829	340	1,169	(30,917)	(29,748)	(11,181)	(40,929)

Closing balance as of March 31, 2016 (Unaudited)		2,545,705	(178)	(2,332,657)	(70,581)	(11,877)	36,476	2,635,019	256,380	389,241	3,191,148	85,582	3,276,730

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

9

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		March 31,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,517,712	2,388,275
Other cash receipts from operating activities		13,134	12,603
Payments for operating activities
Payments to suppliers for goods and services		(1,757,772)	(1,665,245)
Payments to and on behalf of employees		(496,577)	(581,052)
Other payments for operating activities		(63,648)	(44,508)
Interest received		5,676	9,420
Income taxes refunded (paid)		(18,803)	(12,016)
Other cash inflows (outflows)	35	(26,201)	(32,346)
Net cash flows from operating activities		173,521	75,131
Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		742,456	755,473
Other payments to acquire equity or debt instruments of other entities		(719,884)	(664,564)
Amounts raised from sale of property, plant and equipment		1,481	12,406
Purchases of property, plant and equipment		(67,137)	(290,082)
Purchases of intangible assets		(18,537)	(13,180)
Other cash inflows (outflows)	35	(1,697)	(3,423)
Net cash flow from (used in) investing activities		(63,318)	(203,370)
Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		49,726	607,590
Amounts raised from short-term loans		100,000	120,000
Loans repayments		(288,228)	(405,779)
Payments of finance lease liabilities		(84,487)	(90,268)
Dividends paid		(11,796)	(13,875)
Interest paid		(63,913)	(73,255)
Other cash inflows (outflows)		80,581	(82,859)
Net cash flows from (used in) financing activities		(218,117)	61,554
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(107,914)	(66,685)
Effects of variation in the exchange rate on cash and cash equivalents		11,739	81,188
Net increase (decrease) in cash and cash equivalents		(96,175)	14,503
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	949,327	753,497
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	853,152	768,000

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

10

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by their subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs.

On July 18, 2016, LATAM received the approval by Comissão de Valores Mobiliários (“CVM”) for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the Company and, consequently, our registration of the foreign issuer. On May 24, 2016, the Company reported as an Essential Fact the maturity date May 23, 2016 deadline for holders of BDRs to express their option to keep the shares and the blockade by BM&FBOVESPA with the same date of the respective balances of shares of the holders of BDRs who chose to adhere to the procedure for sale of shares through the procedure called Sale Facility and assigned for this purpose a theoretical value of sales in the Santiago Stock Exchange. On June 9, 2016, the Company reported that BTG Pactual Chile S.A. Stockbrokers ("BTG Pactual Chile"), a chilean institution contracted by the Company, made the sale on the Santiago Stock Exchange of the shares of the respective holders who adhered to Sale Facility procedure.

At March 31, 2017, the Company's capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase.

11

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones, Inversiones La Espasa Dos y Cía. Ltda. and Inversiones Mineras del Cantábrico S.A. owns 28.27% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of March 31, 2017, the Company had a total of 1,565 registered shareholders. At that date approximately 4.51% of the Company’s share capital was in the form of ADRs.

For the period ended March 31, 2017, the Company had an average of 45,032 employees, ending this period with a total of 44,565 employees, spread over 7,620 Administrative employees, 4,809 in Maintenance, 15,543 in Operations, 8,856 in Cabin Crew, 3,827 in Controls Crew, and 3,910 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2017			As December 31, 2016
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	ThU$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	ThU$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	ThU$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	ThU$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	ThU$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	ThU$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	In June 2016, Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.
(**)	As of March 31, 2017, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian government that allows foreign capital to have up to 49% of the property.

12

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
		As of March 31, 2017			As of December 31, 2016			March 31,
								2017	2016
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	5,925	2,606	3,319	5,468	2,727	2,741	578	911
96.763.900-1	Inmobiliaria Aeronáutica S.A.	36,237	7,989	28,248	36,756	8,843	27,913	336	350
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	431,183	1,014,432	(573,466)	475,763	1,045,761	(561,472)	(20,354)	14,613
Foreign	Lan Perú S.A.	350,173	346,425	3,748	306,111	294,912	11,199	(7,451)	13,117
93.383.000-4	Lan Cargo S.A.	548,880	303,678	245,202	480,908	239,728	241,180	2,958	(13,053)
Foreign	Connecta Corporation	32,472	21,864	10,608	31,981	23,525	8,456	2,151	2,030
Foreign	Prime Airport Services Inc. and Subsidary (**)	8,130	12,016	(3,886)	7,385	11,294	(3,909)	22	(272)
96.951.280-7	Transporte Aéreo S.A.	333,436	103,438	229,998	340,940	124,805	216,135	12,300	7,779
96.631.520-2	Fast Air Almacenes de Carga S.A.	8,652	2,535	6,117	10,023	3,645	6,378	(381)	314
Foreign	Laser Cargo S.R.L.	21	33	(12)	21	32	(11)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	54,548	36,543	14,227	54,092	35,178	15,737	(1,143)	4,032
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	87,418	103,463	(14,308)	80,644	95,747	(13,506)	(807)	3,069
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	11,216	5,740	5,391	10,971	6,452	4,452	962	1,202
59.068.920-3	Technical Trainning LATAM S.A.	1,621	488	1,133	1,745	284	1,461	(294)	180
Foreign	TAM S.A. and Subsidiaries (**)	5,631,052	5,000,597	546,343	5,287,286	4,710,308	495,562	26,866	20,620

(*)	In June 2016, Lantours Division of Terrestrial Services S.A. Changed its name to Latam Travel Chile S.A.

(**)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4. Private investment funds and 5. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2016 and March 31, 2017, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 2016 it was registered at the Public Registry of Commerce, the Increase in Share Capital and statutory modification for the purpose of creating a new class of shares of Lan Argentina S.A., subsidiary of Lan Pax Group S.A., for a total of 90,000,000 Class "C" shares registered non-endorsable and non-voting. Lan Pax Group S.A. participated in this capital increase, changing its ownership to 4.87%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 95.85660%

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-	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

-	As of March 31, 2017, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,951 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.09498%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19414%

(2)	Dissolution of companies

-	During the period 2016, Lan Chile Investments Limited, subsidiary of LATAM Airlines S.A.; and Aircraft International Leasing Limited, subsidiary of Lan Cargo S.A., were dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended March 31, 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to "Net income (loss) for the period" for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company's afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company's subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluded that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

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(a)	Accounting pronouncements with implementation effective from January 1, 2017:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of cash flows.	january 2016	01/01/2017

Amendment to IAS 12: Income tax	january 2016	01/01/2017

(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to International Financial Reporting Standards (2014-2016 cycle): IFRS 12 Disclosure of interests in other entities.	december 2016	01/01/2017

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)          Accounting pronouncements not yet in force for financial years beginning on January 1, 2017 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

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(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to International Financial Reporting Standards. (cycle 2014-2016) IFRS 1: First-time adoption of international financial reporting standards and IAS 28 investments in associates and joint ventures.	December 2016	01/01/2018

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

We are currently evaluating how the adoption of the revenue recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a significant impact on our implementation. We currently believe the adoption will not have a significant impact on passenger and cargo revenue recognition. However, the impact in revenue and liability for frequent flyer program are still being analyzed.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

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We are currently evaluating how the adoption of the leases recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a material impact on our implementation. Currently, we expect that the adoption of the new lease standard will have a material impact on our consolidated balance sheet due to the recognition of right-of-use assets and lease liabilities principally for certain leases currently accounted for as operating leases.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

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If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)           Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)         All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

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Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU (See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

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(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

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2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

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(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

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(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

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2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

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(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

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The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

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In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

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Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and high liquidity.

Fuel Hedging Results:

During the period ended at March 31, 2017, the Company recognized losses of US$ 2.4 million on fuel derivative. During the same period of 2016, the Company recognized gains of US$ 28.8 million for the same reason.

At March 31, 2017, the market value of its fuel positions amounted to US$ 0.1 million (negative). At December 31, 2016, this market value was US$ 8.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2017 (Unaudited )(*)	Maturities
	Q217	Q317	Total

Percentage of the hedge of expected consumption value	45%	23%	34%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total

Percentage of the hedge of expected consumption value	21%	16%	18%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2017.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of March 2017 and the end of December, 2016.

28

	Positions as of March 31, 2017	Positions as of December 31, 2016
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
Unaudited
+5	+12.81	+3.12
-5	- 11.88	-4.78

Given the fuel hedge structure during the first quarter of 2017, which considers a hedge-free portion, a vertical fall by 5 dollars in the JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 25.8 million in the cost of total fuel consumption for the same period. The first quarter of 2017, a vertical rise by 5 dollars in the JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 27.3 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency operational exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Euro, Pound Sterling, Australian Dollar, Colombian Peso, Chilean Peso, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Sol and New Zealand Dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2016 and 2017, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At March 31, 2017, the market value of its FX positions amounted to US$ 2.0 million (negative). At end of December 2016 the market value was of US$ 1.1 million (negative).

29

During the period ended at March 31, 2017 the Company recognized losses of US$ 2.8 million on hedging FX. During the same period of 2016 the Company recognized lost of US$ 1.1 million on hedging FX.

At March 31, 2017, the Company has contracted FX derivatives for US$ 200 million to BRL. At end of December 2016, the Company had contracted FX for US$ 60 million to BRL, and US$ 10 million to GBP.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the third quarter of 2017:

Appreciation (depreciation)*	Effect at March 31, 2017	Effect at December 31, 2016
of R$ /GBP	Millions of US$	Millions of US$
Unaudited
-10%	-12.05	-1.02
+10%	+12.95	+3.44

In the case of TAM S.A. which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has contracted hedging derivatives has conducted transactions for to reduce the net US$ liabilities held by TAM S.A., whose accounting effects are recorded as economic and non-accounting coverage.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at March 31, 2017	Effect at December 31, 2016
of R$/US$	Millons of US$	Millons of US$
Unaudited
-10%	+133.1	+119.2
+10%	-133.1	-119.2

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

30

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2017	Effect at December 31, 2016
of R$/US$	Millions of US$	Millions of US$
Unaudited
-10%	+365.16	+351.04
+10%	-298.77	-287.22

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 62% (63% at December 31, 2016) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At March 31, 2017, the market value of the positions of interest rate derivatives amounted to US$ 13.0 million (negative). At end of December 2016 this market value was US$ 17.2 million (negative).

31

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2017	Positions as of March 31, 2016
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
	Unaudited	Unaudited
+100 basis points	-31.92	-26.70
-100 basis points	+31.92	+26.70

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of March 31, 2017	Positions as of December 31, 2016
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
Unaudited
+100 basis points	+3.03	+3.93
-100 basis points	-3.11	-4.03

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

32

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

33

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At March 31, 2017 is US$ 1,414 million (US$ 1,486 million at December 31, 2016), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of March 31, 2017, LATAM has working capital credit lines with multiple banks and additionally has a US$ 325 million undrawn committed credit line (US$ 325 million at December 31, 2016).

34

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThU$	-	75,820	-	-	-	75,820	75,000	At Expiration	2.20	2.20
97.032.000-8	BBVA	Chile	UF	1,152	52,204	-	-	-	53,356	51,032	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThU$	30,173	-	-	-	-	30,173	30,000	At Expiration	2.28	2.28
97.030.000-7	ESTADO	Chile	ThU$	40,207	-	-	-	-	40,207	40,000	At Expiration	2.12	2.12
97.003.000-K	BANCO DO BRASIL	Chile	ThU$	-	101,308	-	-	-	101,308	100,000	At Expiration	2.05	2.05
97.951.000-4	HSBC	Chile	ThU$	12,059	-	-	-	-	12,059	12,000	At Expiration	1.95	1.95

Obligations with the public

97.023.000-9	CORPBANCA	Chile	UF	20,841	61,256	49,436	11,117	-	142,650	135,861	Quarterly	4.00	4.00
0-E	BLADEX	U.S.A.	ThU$	6,105	8,475	31,949	-	-	46,529	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThU$	163	57	28,911	-	-	29,131	28,911	Quarterly	2.03	2.03
97.036.000-K	SANTANDER	Chile	ThU$	1,647	4,077	165,949	-	-	171,673	164,401	Quarterly	3.76	3.76

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	ThU$	18,125	18,125	72,500	518,125	-	626,875	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThU$	11,834	27,455	62,913	28,917	1,947	133,066	127,343	Quarterly	2.34	1.93
0-E	BNP PARIBAS	U.S.A.	ThU$	21,153	49,845	143,587	143,443	364,272	722,300	617,622	Trimestral	3.07	3.06
0-E	WELLS FARGO	U.S.A.	ThU$	30,755	92,283	246,215	246,406	338,017	953,676	889,927	Trimestral	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThU$	26,369	78,744	206,625	199,166	708,845	1,219,749	951,782	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThU$	13,928	41,984	112,859	114,224	142,339	425,334	386,692	Trimestral	3.08	2.25
0-E	BTMU	U.S.A.	ThU$	3,201	9,670	25,984	26,277	24,015	89,147	83,203	Quarterly	2.46	1.86
0-E	APPLE BANK	U.S.A.	ThU$	1,573	4,761	12,811	12,974	12,251	44,370	41,390	Quarterly	2.44	1.84
0-E	US BANK	U.S.A.	ThU$	18,551	55,526	147,200	145,875	212,588	579,740	517,792	Quarterly	4.00	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThU$	6,224	16,442	31,923	32,032	44,302	130,923	112,271	Quarterly	4.05	4.05
0-E	NATIXIS	France	ThU$	17,383	53,032	134,949	116,370	195,760	517,494	455,830	Quarterly	3.00	2.97
0-E	PK AirFinance	U.S.A.	ThU$	2,302	7,053	20,077	26,147	-	55,579	52,769	Monthly	2.61	2.61
0-E	KFW IPEX-BANK	Germany	ThU$	2,520	7,637	18,545	6,869	-	35,571	33,903	Quarterly	2.77	2.77
0-E	AIRBUS FINANCIAL	U.S.A.	ThU$	1,999	6,005	16,125	5,748	-	29,877	28,402	Monthly	2.93	2.93
0-E	INVESTEC	England	ThU$	4,400	8,257	25,535	25,684	21,999	85,875	70,904	Semiannual	5.73	5.73

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThU$	1,611	5,193	267,022	-	-	273,826	256,860	At Expiration	2.97	2.97

Financial leases

0-E	ING	U.S.A.	ThU$	5,891	17,670	32,202	8,108	-	63,871	58,609	Quarterly	5.63	4.97
0-E	CREDIT AGRICOLE	France	ThU$	1,806	3,654	-	-	-	5,460	5,403	Quarterly	2.00	2.00
0-E	CITIBANK	U.S.A.	ThU$	12,543	37,725	98,840	62,771	20,849	232,728	217,274	Trimestral	3.58	2.97
0-E	PEFCO	U.S.A.	ThU$	17,558	46,388	55,691	1,950	-	121,587	114,832	Quarterly	5.40	4.80
0-E	BNP PARIBAS	U.S.A.	ThU$	13,815	41,670	71,118	16,746	-	143,349	136,599	Trimestral	3.71	3.28
0-E	WELLS FARGO	U.S.A.	ThU$	10,774	32,473	86,616	82,996	37,037	249,896	233,616	Trimestral	2.82	2.28
0-E	DVB BANK SE	U.S.A.	ThU$	4,774	4,771	-	-	-	9,545	9,447	Quarterly	2.70	2.70
97.036.000-K	SANTANDER	Chile	ThU$	5,911	17,860	47,856	48,230	20,424	140,281	133,227	Quarterly	2.14	1.60
0-E	RRPF ENGINE	England	ThU$	-	1,049	8,380	8,360	11,806	29,595	25,482	Mensual	3.32	3.32

Other loans

0-E	BOEING	U.S.A.	ThU$	236	244	39,321	-	-	39,801	39,321	At Expiration	2.43	2.43
0-E	CITIBANK (*)	U.S.A.	ThU$	25,602	77,976	206,960	77,599	-	388,137	349,834	Quarterly	6.00	6.00

Hedging derivatives

-	OTHERS	-	ThU$	(6,155)	(11,568)	(2,156)	-	-	(19,879)	17,860	-	-	-

	Total			387,030	1,055,121	2,465,943	1,966,134	2,156,451	8,030,679	7,147,899

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

35

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2017 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThU$	178	493	1,314	1,204	-	3,189	2,760	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A.	ThU$	1,333	138,239	-	-	-	139,572	137,013	At Expiration	3.55	3.30

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	ThU$	332,000	20,938	83,750	562,813	-	999,501	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	ThU$	2,723	7,698	20,521	5,983	-	36,925	33,362	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A.	ThU$	119	46	-	-	-	165	164	Monthly	2.65	2.65
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	ThU$	2,573	1,274	-	-	-	3,847	3,809	Monthly	2.48	2.48
0-E	KFW IPEX-BANK	Germany	ThU$	587	967	-	-	-	1,554	1,544	Monthly/Quarterly	2.98	2.98
0-E	NATIXIS	France	ThU$	2,609	9,142	22,984	58,643	20,508	113,886	104,768	Quarterly/Semiannual	5.08	5.08
0-E	WACAPOU LEASING S.A.	Luxemburg	ThU$	833	2,394	6,470	5,727	-	15,424	14,086	Quarterly	3.15	3.15
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThU$	9,701	32,114	86,019	160,822	-	288,656	268,623	Quarterly	4.33	4.26
0-E	BANCO IBM S.A	Brazil	BRL	403	827	-	-	-	1,230	793	Monthly	12.13	12.13
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	492	13	-	-	660	429	Monthly	12.13	12.13

	Total			353,214	214,624	221,071	795,192	20,508	1,604,609	1,367,351

36

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThU$	591,698	2,103	-	-	-	593,801	593,801	-	-	-
			CLP	67,396	-	-	-	-	67,396	67,396	-	-	-
			BRL	295,562	-	-	-	-	295,562	295,562	-	-	-
			Other currencies	145,577	4,552	-	-	-	150,129	150,129	-	-	-
Accounts payable to related parties currents

78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	223	-	-	-	-	223	223	-	-	-
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	13	-	-	-	-	13	13	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	7	-	-	-	-	7	7	-	-	-
76.139.888-1	Servicio de Transporte Blue Limitada	Chile	CLP	5	-	-	-	-	5	5	-	-	-
79.773.440-3	Transportes San Felipe S:A.	Chile	CLP	5	-	-	-	-	5	5	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThU$	2	-	-	-	-	2	2	-	-	-

	Total			1,100,488	6,655	-	-	-	1,107,143	1,107,143

	Total consolidated			1,453,702	221,279	221,071	795,192	20,508	2,711,752	2,474,494

37

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThU$	75,212	-	-	-	-	75,212	75,000	At Expiration	1.85	1.85
97.036.000-K	BBVA	Chile	ThU$	-	52,675	-	-	-	52,675	50,381	At Expiration	5.23	4.43
97.030.000-7	SANTANDER	Chile	ThU$	30,193	-	-	-	-	30,193	30,000	At Expiration	2.39	2.39
97.004.000-5	ESTADO	Chile	ThU$	40,191	-	-	-	-	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThU$	72,151	-	-	-	-	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThU$	12,054	-	-	-	-	12,054	12,000	At Expiration	1.79	1.79

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	-	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThU$	-	14,579	31,949	-	-	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThU$	145	199	28,911	-	-	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThU$	1,497	4,308	160,556	-	-	166,361	158,194	Quarterly	3.55	3.55

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	ThU$	-	36,250	72,500	518,125	-	626,875	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	Francia	ThU$	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	E.E.U.U.	ThU$	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	E.E.U.U.	ThU$	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	E.E.U.U.	ThU$	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	E.E.U.U.	ThU$	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThU$	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	E.E.U.U.	ThU$	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	E.E.U.U.	ThU$	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	E.E.U.U.	ThU$	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	E.E.U.U.	ThU$	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	Francia	ThU$	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	E.E.U.U.	ThU$	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Quarterly	2.40	2.40
0-E	KFW IPEX-BANK	Alemania	ThU$	2,503	7,587	18,772	9,178	-	38,040	36,191	Monthly	2.55	2.55
0-E	AIRBUS FINANCIAL	E.E.U.U.	ThU$	1,982	5,972	16,056	7,766	-	31,776	30,199	Quarterly	2.49	2.49
0-E	INVESTEC	Inglaterra	ThU$	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67

Other guaranteed obligations

0-E	CREDIT AGRICOLE	U.S.A.	ThU$	1,501	4,892	268,922	-	-	275,315	256,860	At Expiration	2.85	2.85

Financial leases

0-E	ING	U.S.A.	ThU$	5,889	17,671	34,067	12,134	-	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThU$	1,788	5,457	-	-	-	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThU$	6,083	18,250	48,667	14,262	-	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThU$	17,558	50,593	67,095	3,899	-	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThU$	13,744	41,508	79,165	22,474	-	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThU$	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThU$	4,773	9,541	-	-	-	14,314	14,127	Quarterly	2.57	2.57
0-E	RRPF ENGINE	U.S.A.	ThU$	-	-	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	ThU$	163	320	26,214	-	-	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThU$	25,802	77,795	207,001	103,341	-	413,939	370,389	Quarterly	6.00	6.00

Hedging derivatives

-	OTROS	-	ThU$	7,364	15,479	7,846	-	-	30,689	-	-	-	-

-	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

38

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThU$	179	493	1,315	1,314	54	3,355	2,882	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A.	ThU$	1,528	203,150	-	-	-	204,678	200,000	At Expiration	3.39	3.14

Obligation with the public

0-E	BANK OF NEW YORK	U.S.A.	ThU$	-	352,938	83,750	562,813	-	999,501	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	ThU$	2,733	7,698	20,522	8,548	-	39,501	35,448	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A.	ThU$	120	165	-	-	-	285	282	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	ThU$	3,852	5,098	-	-	-	8,950	8,846	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	ThU$	592	1,552	-	-	-	2,144	2,123	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	ThU$	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	ThU$	833	2,385	6,457	6,542	-	16,217	14,754	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThU$	11,875	32,116	85,995	171,553	-	301,539	279,335	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	380	1,161	35	-	-	1,576	1,031	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	-	-	-	-	225	222	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	146	465	176	-	-	787	519	Monthly	13.63	13.63

	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

39

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThU$	549,897	21,215	-	-	-	571,112	571,112	-	-	-
			CLP	48,842	(30)	-	-	-	48,812	48,812	-	-	-
			BRL	346,037	27	-	-	-	346,064	346,064	-	-	-
			Others currencies	140,471	11,467	-	-	-	151,938	151,938	-	-	-

Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	México	MXN	170	-	-	-	-	170	170	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	-	-	-	-	46	46	-	-	-
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brasil	BRL	28	-	-	-	-	28	28	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	13	-	-	-	-	13	13
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	6	-	-	-	-	6	6
79.773.440-3	Transportes San Felipe S:A.	Chile	CLP	4	-	-	-	-	4	4	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThU$	2	-	-	-	-	2	2	-	-	-

	Total			1,085,516	32,679	-	-	-	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

40

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2016, the Company provided US$ 30.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At March 31, 2017, the Company had provided US$ 28.8 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of March 31, 2017 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with stable outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At March 31, 2017, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

41

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2017				As of December 31, 2016
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets
Cash and cash equivalents	26,583	26,583	-	-	15,522	15,522	-	-
Short-term mutual funds	26,583	26,583	-	-	15,522	15,522	-	-

Other financial assets, current	562,536	561,240	1,296	-	548,402	536,991	11,411	-
Fair value of fuel derivatives	1,234	-	1,234	-	10,088	-	10,088	-
Fair value of foreign currency derivatives	-	-	-	-	1,259	-	1,259	-
Interest accrued since the last payment date of Cross Currency Swap	62	-	62	-	64	-	64	-
Private investment funds	561,240	561,240	-	-	536,991	536,991	-	-
Domestic and foreign bonds	-	-	-	-	-	-	-	-

Liabilities
Other financial liabilities, current	25,890	-	25,890	-	24,881	-	24,881	-
Fair value of interest rate derivatives	10,582	-	10,582	-	9,579	-	9,579	-
Fair value of fuel derivatives	1,871	-	1,871	-	-		-
Fair value of foreign currency derivatives	7,082	-	7,082	-	13,155	-	13,155	-
Interest accrued since the last payment date of Currency Swap	1,970	-	1,970	-	2,147	-	2,147	-
Interest rate derivatives not recognized as a hedge	4,385	-	4,385	-	-		-

Other financial liabilities, non current	5,509	-	5,509	-	6,679	-	6,679	-
Fair value of interest rate derivatives	5,509	-	5,509	-	6,679	-	6,679	-

42

Additionally, at March 31, 2017, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2017		As of December 31, 2016
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	826,569	826,569	933,805	933,805
Cash on hand	9,608	9,608	8,630	8,630
Bank balance	208,148	208,148	255,746	255,746
Overnight	224,024	224,024	295,060	295,060
Time deposits	384,789	384,789	374,369	374,369

Other financial assets, current	90,375	90,375	164,426	164,426
Other financial assets	90,375	90,375	164,426	164,426

Trade and other accounts receivable current	1,092,090	1,092,090	1,107,889	1,107,889
Accounts receivable from related entities	668	668	554	554
Other financial assets, non current	102,195	102,195	102,125	102,125
Accounts receivable	8,299	8,299	8,254	8,254

Other financial liabilities, current	1,802,384	1,976,646	1,814,647	2,022,290
Trade and other accounts payables	1,512,804	1,512,804	1,593,068	1,593,068
Accounts payable to related entities	255	255	269	269
Other financial liabilities, non current	6,622,969	6,769,324	6,790,273	6,970,375
Accounts payable, non-current	403,768	403,768	359,391	359,391

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)      Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of March 31, 2017 goodwill amounted to ThUS$ 2,787,022 (ThUS$ 2,710,382 at December 31, 2016), while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 1,006,870 (ThUS$ 978,849 at December 31, 2016), Loyalty Program for ThUS$ 335,602 (ThUS$ 326,262 at December 31, 2016).

43

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of March 31, 2017, amounted to ThUS$ 2,237,994 and ThUS$ 549,028 (ThUS$ 2,176,634 and ThUS$ 533,748 at December 31, 2016), which included intangible assets with undefined useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	1,006,870	978,849	-	-
Loyalty program	-	-	335,602	326,262

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

44

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, ensures that these projections are consistent with those used to measure other long-lived assets. As of March 31, 2017, the Company recognized deferred tax assets ThUS$ 403,262 (ThUS$ 384,580 at December 31, 2016), and has ceased to recognize Deferred tax assets on tax losses to ThUS$ 109,757 (ThUS$ 115,801 at December 31, 2016) (Note 18).

(d)	Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of March 31, 2017, deferred revenue associated with air tickets sold amounted to ThUS$ 1,374,671 (ThUS$ 1,535,229 as of December 31, 2016). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, as of March 31, 2017, would have an impact of up to ThUS$ 20,000.

(e)	Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of March 31, 2017, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

45

As of March 31, 2017, deferred revenue associated with the LATAM Pass loyalty program amounted to ThUS$ 905,331 (ThUS$ 896,190 at December 31, 2016). As of March 31, 2017 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 32,000 and ThUS$ 30,000 at the same period of 2016. Meanwhile, deferred revenue associated with the LATAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 444,114 (ThUS$ 392,107 at December 31, 2016). As of March 31, 2017 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 4,486 and ThUS$ 3,646 at the same period of 2016.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of March 31, 2017 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 8,500 and ThUS$ 9,000 at the same period of 2016.

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

46

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 17.1 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

47

For the periods ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At March 31,		At March 31,		At March 31,		At March 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	2,239,425	2,138,925	120,482	95,332	-	-	2,359,907	2,234,257
LAN passenger	1,082,796	1,084,909	-	-	-	-	1,082,796	1,084,909
TAM passenger	902,883	778,049	120,482	95,332	-	-	1,023,365	873,381
Freight	253,746	275,967	-	-	-	-	253,746	275,967
Income from ordinary activities from transactions with other operating segments	120,482	95,332	18,586	17,593	(139,068)	(112,925)	-	-
Other operating income	61,142	59,309	56,400	34,051	-	-	117,542	93,360
Interest income	9,032	213	13,892	11,547	-	(896)	22,924	10,864
Interest expense	(95,788)	(103,945)	-	-	-	896	(95,788)	(103,049)
Total net interest expense	(86,756)	(103,732)	13,892	11,547	-	-	(72,864)	(92,185)
Depreciation and amortization	(250,179)	(237,200)	(2,036)	(2,251)	-	-	(252,215)	(239,451)
Material non-cash items other than depreciation and amortization	23,176	53,159	(5)	(367)	-	-	23,171	52,792
Disposal of fixed assets and inventory losses	(8,625)	(7,013)	-	-	-	-	(8,625)	(7,013)
Doubtful accounts	(3,584)	(8,128)	(5)	35	-	-	(3,589)	(8,093)
Exchange differences	35,373	68,277	-	(379)	-	-	35,373	67,898
Result of indexation units	12	23	-	(23)	-	-	12	-
Income (loss) atributable to owners of the parents	24,565	70,169	40,992	32,039	-	-	65,557	102,208
Expenses for income tax	(32,589)	(66,427)	(20,899)	(15,900)	-	-	(53,488)	(82,327)
Segment profit / (loss)	33,808	83,993	40,992	32,039	-	-	74,800	116,032
Assets of segment	17,620,116	17,355,487	1,492,854	1,390,839	(7,569)	(114,479)	19,105,401	18,631,847
Amount of non-current asset additions	49,430	506,254	-	-	-	-	49,430	506,254
Property, plant and equipment	49,430	491,953	-	-	-	-	49,430	491,953
Intangibles other than goodwill	-	14,301	-	-	-	-	-	14,301
Segment liabilities	14,194,740	14,752,850	640,219	636,770	(45,907)	(34,503)	14,789,052	15,355,117
Purchase of non-monetary assets of segment	85,674	303,262	-	-	-	-	85,674	303,262

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

48

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Peru	146,101	151,542
Argentina	319,297	274,650
U.S.A.	224,324	245,175
Europe	170,728	186,688
Colombia	74,317	78,961
Brazil	791,929	657,419
Ecuador	43,401	51,812
Chili	405,411	419,934
Asia Pacific and rest of Latin America	184,399	168,076
Income from ordinary activities	2,359,907	2,234,257
Other operating income	117,542	93,360

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash on hand	9,608	8,630
Bank balances	208,148	255,746
Overnight	224,024	295,060
Total Cash	441,780	559,436
Cash equivalents
Time deposits	384,789	374,369
Mutual funds	26,583	15,522
Total cash equivalents	411,372	389,891
Total cash and cash equivalents	853,152	949,327

49

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	March 31,	December 31,
Currency	2017	2016
	ThUS$	ThUS$
	Unaudited
Argentine peso	13,100	7,871
Brazilian real	135,682	97,401
Chilean peso	26,613	30,758
Colombian peso	4,364	4,336
Euro	10,220	1,695
US Dollar	651,984	780,124
Strong bolivar	104	61
Other currencies	11,085	27,081
Total	853,152	949,327

50

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of March 31, 2017 (Unaudited)

				Initial
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	826,569	-	-	26,583	853,152
Other financial assets, current (*)	90,375	1,296	-	561,240	652,911
Trade and others accounts receivable, current	1,092,090	-	-	-	1,092,090
Accounts receivable from related entities, current	668	-	-	-	668
Other financial assets, non current (*)	101,630	-	565	-	102,195
Accounts receivable, non current	8,299	-	-	-	8,299
Total	2,119,631	1,296	565	587,823	2,709,315

	Other	Held	Held
	financial	Hedge	for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,802,384	17,119	4,385	1,823,888
Trade and others accounts payable, current	1,512,804	-	-	1,512,804
Accounts payable to related entities, current	255	-	-	255
Other financial liabilities, non-current	6,622,969	5,509	-	6,628,478
Accounts payable, non-current	403,768	-	-	403,768
Total	10,342,180	22,628	4,385	10,369,193

(*)          The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

51

As of December 31, 2016

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	933,805	-	-	15,522	949,327
Other financial assets, current (*)	164,426	11,411	-	536,991	712,828
Trade and others accounts receivable, current	1,107,889	-	-	-	1,107,889
Accounts receivable from related entities, current	554	-	-	-	554
Other financial assets, non current (*)	101,603	-	522	-	102,125
Accounts receivable, non current	8,254	-	-	-	8,254
Total	2,316,531	11,411	522	552,513	2,880,977

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	-	1,593,068
Accounts payable to related entities, current	269	-	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	-	359,391
Total	10,557,648	31,560	10,589,208

(*)           The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

52

7.2.	Financial instruments by currency

	As of	As of
	March 31,	December 31,
a) Assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	853,152	949,327
Argentine peso	13,100	7,871
Brazilian real	135,682	97,401
Chilean peso	26,613	30,758
Colombian peso	4,364	4,336
Euro	10,220	1,695
US Dollar	651,984	780,124
Strong bolivar	104	61
Other currencies	11,085	27,081
Other financial assets (current and non-current)	755,105	814,953
Argentine peso	348	337
Brazilian real	620,975	686,501
Chilean peso	678	668
Colombian peso	626	1,023
Euro	7,702	6,966
US Dollar	122,535	117,346
Strong bolivar	72	76
Other currencies	2,169	2,036
Trade and other accounts receivable, current	1,092,090	1,107,889
Argentine peso	48,676	82,770
Brazilian real	504,088	551,260
Chilean peso	45,659	92,791
Colombian peso	3,819	16,454
Euro	38,153	21,923
US Dollar	408,065	312,394
Strong bolivar	28	43
Other currencies (*)	43,602	30,254
Accounts receivable, non-current	8,299	8,254
Brazilian real	4	4
Chilean peso	8,295	8,250
Accounts receivable from related entities, current	668	554
Chilean peso	590	554
US Dollar	4	-
Other currencies (*)	74	-
Total assets	2,709,314	2,880,977
Argentine peso	62,124	90,978
Brazilian real	1,260,749	1,335,166
Chilean peso	81,835	133,021
Colombian peso	8,809	21,813
Euro	56,075	30,584
US Dollar	1,182,588	1,209,864
Strong bolivar	204	180
Other currencies	56,930	59,371

(*)     See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)     Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

53

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,059,194	1,022,933
Other accounts receivable	123,368	170,264
Total trade and other accounts receivable	1,182,562	1,193,197
Less: Allowance for impairment loss	(82,173)	(77,054)
Total net trade and accounts receivable	1,100,389	1,116,143
Less: non-current portion – accounts receivable	(8,299)	(8,254)
Trade and other accounts receivable, current	1,092,090	1,107,889

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Fully performing	906,535	896,040
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	55,411	38,969
Expired from 91 to 180 days	8,261	9,303
More than 180 days overdue (*)	6,814	1,567
Total matured accounts receivable, but not impaired	70,486	49,839
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	36,922	34,909
Debtor under pre-judicial collection process and portfolio sensitization	45,251	42,145
Total matured accounts receivable and impaired	82,173	77,054
Total	1,059,194	1,022,933

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

54

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	March 31,	December 31,
Currency	2017	2016
	ThUS$	ThUS$
	Unaudited
Argentine Peso	48,676	82,770
Brazilian Real	504,092	551,264
Chilean Peso	53,954	101,041
Colombian peso	3,819	16,454
Euro	38,153	21,923
US Dollar	408,065	312,394
Strong bolivar	28	43
Other currency (*)	43,602	30,254
Total	1,100,389	1,116,143

(*) Other currencies
Australian Dollar	306	5,487
Chinese Yuan	573	271
Danish Krone	375	151
Pound Sterling	9,995	3,904
Indian Rupee	418	303
Japanese Yen	1,116	2,601
Norwegian Kroner	235	184
Swiss Franc	1,864	1,512
Korean Won	1,369	4,241
New Taiwanese Dollar	136	662
Other currencies	27,215	10,938
Total	43,602	30,254

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

55

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2016 (Unaudited)	(60,072)	10,908	(11,043)	(60,207)
From April 1 to December 31, 2016	(60,207)	10,002	(26,849)	(77,054)
From January 1 to March 31, 2017 (Unaudited)	(77,054)	676	(5,795)	(82,173)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2017			As of December 31, 2016
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	1,059,194	(82,173)	977,021	1,022,933	(77,054)	945,879
Other accounts receivable	123,368	-	123,368	170,264	-	170,264

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

56

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)       Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$
					Unaudited
96.938.840-5	Blue Express S.A.	Related director	Chile	CLP	580	538
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	74	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	10	14
Foreign	Qatar Airways (W.L.L.)	Shareholder	Qatar	ThU$	4	-
87.752.000-5	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	-	2
	Total current assets				668	554

(b)       Accounts payable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$
					Unaudited
78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	CLP	223	46
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	13	28
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	7	13
76.139.888-1	Servicio de Transporte Blue Ltda.	Related director	Chile	CLP	5	6
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	5	4
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	ThU$	2	2
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related director	México	MXN	-	170

	Total current liabilities				255	269

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

57

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Technical stock	186,249	191,864
Non-technical stock	49,062	49,499
Total	235,311	241,363

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	26,405	31,647
Provision for obsolescence Non-technical stock	6,516	3,429
Total	32,921	35,076

As of March 31, 2017, the Company recorded ThUS$ 38,035 (ThUS$ 38,268 at March 31, 2016) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

58

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	561,240	536,991	-	-	561,240	536,991
Deposits in guarantee (aircraft)	15,780	16,819	56,073	56,846	71,853	73,665
Guarantees for margins of derivatives	3,836	939	-	-	3,836	939
Other investments	-	-	565	522	565	522
Other guarantees given	70,759	140,733	45,557	44,757	116,316	185,490
Other	-	5,935	-	-	-	5,935
Subtotal of other financial assets	651,615	701,417	102,195	102,125	753,810	803,542

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	62	64	-	-	62	64
Fair value of foreign currency derivatives	-	1,259	-	-	-	1,259
Fair value of fuel price derivatives	1,234	10,088	-	-	1,234	10,088
Subtotal of hedging assets	1,296	11,411	-	-	1,296	11,411
Total Other Financial Assets	652,911	712,828	102,195	102,125	755,106	814,953

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

59

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft leases	36,289	37,560	11,865	14,065	48,154	51,625
Aircraft insurance and other	10,101	14,717	-	-	10,101	14,717
Others	14,611	4,521	1,354	1,573	15,965	6,094
Subtotal advance payments	61,001	56,798	13,219	15,638	74,220	72,436
(b) Other assets
Aircraft maintenance reserve (*)	55,323	51,576	81,004	90,175	136,327	141,751
Sales tax	114,254	102,351	41,009	40,232	155,263	142,583
Other taxes	550	500	-	-	550	500
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	406	406	591	591	997	997
Judicial deposits	-	-	98,960	90,604	98,960	90,604
Others	5,506	611	397	104	5,903	715
Subtotal other assets	176,039	155,444	221,961	221,706	398,000	377,150
Total Other Non - Financial Assets	237,040	212,242	235,180	237,344	472,220	449,586

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the association with TAM S.A., in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2017, LATAM had ThUS$ 136,327 in maintenance reserves (ThUS$ 141,751 at December 31, 2016), corresponding to two aircraft with contracts that establish periodic payments and whose expiration date is in 2017 and 19 aircraft that maintains remaining balances, which will be liquidated in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

60

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at March 31, 2017 and December 31, 2016 are detailed below:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	290,622	281,158
Engines and rotables	30,692	29,083
Other assets	28,741	26,954
Total	350,055	337,195
Current liabilities
Other liabilities	13,778	10,152
Total	13,778	10,152

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets were determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During the period ended 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings were reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

As a result, as of December 31, 2016, an adjustment of US $ 55 million was recorded to write down these assets to their net

During the period ended 2016, two Airbus A319 aircraft, one Airbus A320 aircraft and two Airbus A330 aircraft were sold. Additionally an A330 spare engine and D200 rotables were sold.

Additionally, in the first quarter of 2017, has been the sale an engine of Airbus A330.

61

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of		As of
	March 31,		December 31,
Aircraft	2017		2016
	Unaudited
Boeing 777 Freighter	2	(*)	2	(*)
Airbus A330-200	4		4
Airbus A320-200	1		1
ATR42-300	1		1
Total	8		8

(*) One aircraft leased to DHL.

(b)	Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	March 31,	December 31,
Name of significant subsidiary	incorporation	currency	2017	2016
			%	%
			Unaudited
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	95.85660
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

62

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of March 31, 2017						ended March 31, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	350,173	326,614	23,559	346,425	345,018	1,407	255,619	(7,451)
Lan Cargo S.A.	548,880	219,078	329,802	303,678	210,010	93,668	59,880	2,958
Lan Argentina S.A.	179,084	152,658	26,426	169,936	167,763	2,173	105,039	(8,071)
Transporte Aéreo S.A.	333,436	32,164	301,272	103,438	38,513	64,925	84,353	12,300
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	86,174	53,472	32,702	83,144	77,652	5,492	48,239	(5,536)
Aerovías de Integración Regional, AIRES S.A.	120,351	39,464	80,887	81,306	69,688	11,618	57,339	(7,347)
TAM S.A. (*)	5,631,051	2,059,376	3,571,675	5,000,597	3,056,242	1,944,355	1,121,038	26,866

							Results for the period
	Statement of financial position as of December 31, 2016						ended March 31, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	239,976	13,117
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	61,340	(13,053)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	108,408	18,065
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	77,490	7,779
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	53,974	627
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	63,465	(2,894)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	959,333	20,620

(*) Correspond to consolidated information of TAM S.A. and Subsidiaries.

63

(b)	Non-controlling interest

			As of	As of	As of	As of
		Country	March 31,	December 31,	March 31,	December 31,
Equity	Tax No.	of origin	2017	2016	2017	2016
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	1,125	3,360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	1,538	957
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,396	3,162
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	1,099	515
Lan Argentina S.A.	0-E	Argentina	0.13440	0.13440	(382)	(311)
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	2	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(1,013)	(905)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80586	0.80944	383	436
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,358	1,104
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	83,088	80,313
Total					90,606	88,644

			For the period ended		For the period ended
		Country	March 31,		March 31,
Incomes	Tax No.	of origin	2017	2016	2017	2016
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited

Lan Perú S.A	0-E	Peru	30.00000	30.00000	(2,235)	3,935
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	15	4
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	234	522
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	90	90
Lan Argentina S.A.	0-E	Argentina	0.13440	0.13440	19	19
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(94)	361
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80586	0.80944	(59)	(28)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	99	188
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	11,174	8,733
Total					9,243	13,824

64

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	1,006,870	978,849	1,006,870	978,849
Loyalty program	335,602	326,262	335,602	326,262
Computer software	157,401	157,016	475,397	419,652
Developing software	100,143	91,053	100,143	91,053
Trademarks (1)	56,320	57,133	65,295	63,730
Other assets	-	-	808	808
Total	1,656,336	1,610,313	1,984,115	1,880,354

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	4,810	9,491	-	-	14,301
Withdrawals	(722)	(18)	-	-	(740)
Transfer software	19,350	(18,596)	-	-	754
Foreing exchange	2,832	3,487	79,405	31,615	117,339
Amortization	(9,560)	-	-	-	(9,560)
Closing balance as of
March 31, 2016 (Unaudited)	120,968	69,251	896,392	356,908	1,443,519

Opening balance as of April 1, 2016	120,968	69,251	896,392	356,908	1,443,519
Additions	1,878	74,181	-	-	76,059
Withdrawals	(14)	(173)	-	-	(187)
Transfer software	65,679	(55,780)	-	-	9,899
Foreing exchange	2,857	3,574	82,457	32,832	121,720
Amortization	(34,352)	-	-	(6,345)	(40,697)
Closing balance as of
December 31, 2016	157,016	91,053	978,849	383,395	1,610,313

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	944	17,600	-	-	18,544
Withdrawals	-	(642)	-	-	(642)
Transfer software	8,741	(8,545)	-	-	196
Foreing exchange	2,080	677	28,021	10,975	41,753
Amortization	(11,380)	-	-	(2,448)	(13,828)
Closing balance as of
March 31, 2017 (Unaudited)	157,401	100,143	1,006,870	391,922	1,656,336

(1)	After the extensive integration work following the combination between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM ", which would unite all companies under a single image.

65

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs and brands as of March 31, 2017, amounts to ThUS$ 327,779 (ThUS$ 270,041 at December 31, 2016).

NOTE 16 – GOODWILL

The Goodwill amount at March 31, 2017 is ThUS$ 2,787,022 (ThUS$ 2,710,382 at December 31, 2016). Movement of Goodwill separated by CGU it includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	169,240	43,299	212,539
Closing balance as of March 31, 2016 (Unaudited)	2,004,328	488,786	2,493,114

Opening balance as of April 1, 2016	2,004,328	488,786	2,493,114
Increase (decrease) due to exchange rate differences	172,573	44,962	217,535
Others	(267)	-	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382

Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	61,360	15,280	76,640
Closing balance as of March 31, 2017 (Unaudited)	2,237,994	549,028	2,787,022

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

66

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2016 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.9 - 4.4	3.9 - 4.4
Discount rate based on the weighted average cost of capital (WACC)%		8.27 - 9.27	-
Discount rate based on cost of equity (Ke)%		-	12.3 - 13.3
Fuel Price from futures price curves commodities markets	US$/barril	61-76	-

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	Ke	growth rate
	%	%	%
Air transportation CGU	9.27	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.3	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of March 31, 2017, no signs of deterioration have been identified for the CGU Multiplus Coalition and Loyalty Program and for the UGE Transporte Aéreo that require a deterioration test.

67

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress (*)	487,947	470,065	-	-	487,947	470,065
Land	51,029	50,148	-	-	51,029	50,148
Buildings	194,019	190,771	(65,397)	(60,552)	128,622	130,219
Plant and equipment	9,983,494	10,099,587	(2,333,889)	(2,350,045)	7,649,605	7,749,542
Own aircraft	9,303,662	9,436,684	(2,096,046)	(2,123,025)	7,207,616	7,313,659
Other (**)	679,832	662,903	(237,843)	(227,020)	441,989	435,883
Machinery	40,581	39,246	(28,301)	(26,821)	12,280	12,425
Information technology equipment	165,907	163,695	(128,858)	(123,981)	37,049	39,714
Fixed installations and accessories	190,095	178,363	(99,079)	(94,451)	91,016	83,912
Motor vehicles	98,344	96,808	(70,590)	(67,855)	27,754	28,953
Leasehold improvements	189,878	192,100	(91,651)	(87,559)	98,227	104,541
Other property, plants and equipment	3,010,914	3,005,981	(1,207,937)	(1,177,351)	1,802,977	1,828,630
Financial leasing aircraft	2,915,691	2,905,556	(1,181,787)	(1,152,190)	1,733,904	1,753,366
Other	95,223	100,425	(26,150)	(25,161)	69,073	75,264
Total	14,412,208	14,486,764	(4,025,702)	(3,988,615)	10,386,506	10,498,149

(*) As of March 31, 2017, includes pre-delivery payments to aircraft manufacturers for ThUS$ 458,392 (ThUS$ 434,250 as of December 31, 2016)

(**) Mainly considers rotable and tools.

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(a)	Movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	4,036	-	-	482,337		1,433	29	1	2,512	1,605	491,953
Disposals	-	-	-	(9,856	)(1)	-	-	-	-	-	(9,856)
Retirements	(93)	-	-	(18,256)		(1)	-	-	-	(45)	(18,395)
Depreciation expenses	-	-	(634)	(136,086)		(3,934)	(3,341)	(72)	(3,213)	(38,884)	(186,164)
Foreing exchange	2,481	2,421	1,173	23,384		1,506	4,587	213	1,318	51,960	89,043
Other increases (decreases)	(202,181)	-	1,042	76,677		7	741	-	127	(64,937)	(188,524)
Changes, total	(195,757)	2,421	1,581	418,200		(989)	2,016	142	744	(50,301)	178,057
Closing balance as of March 31, 2016 (Unaudited)	947,055	47,734	93,072	7,759,275		42,900	90,974	1,667	54,832	2,079,205	11,116,714
Opening balance as of April 1, 2016	947,055	47,734	93,072	7,759,275		42,900	90,974	1,667	54,832	2,079,205	11,116,714
Additions	10,445	-	272	818,756		5,959	263	5	51,669	11,408	898,777
Disposals	-	-	-	(7,062	)(1)	(59)	-	(32)	-	(2,972)	(10,125)
Retirements	(191)	-	(68)	(21,560)		(54)	(1,258)	-	-	(2,559)	(25,690)
Depreciation expenses	-	-	(5,600)	(426,045)		(10,975)	(10,323)	(221)	(20,070)	(85,154)	(558,388)
Foreing exchange	2,600	2,414	1,365	28,386		1,418	4,797	10	1,531	41,423	83,944
Other increases (decreases)	(489,844)	-	41,178	(361,875	)(2)	525	(541)	(384)	16,579	(212,721)	(1,007,083)
Changes, total	(476,990)	2,414	37,147	30,600		(3,186)	(7,062)	(622)	49,709	(250,575)	(618,565)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	3,106	-	-	42,917		787	72	-	390	2,158	49,430
Disposals	-	-	-	-		(1)	-	(12)	-	(9)	(22)
Retirements	(8)	-	-	(3,137)		(399)	(80)	-	2	(1,266)	(4,888)
Depreciation expenses	-	-	(2,443)	(138,506)		(3,580)	(3,886)	(48)	(6,829)	(35,655)	(190,947)
Foreing exchange	505	881	846	8,537		528	1,483	6	538	10,019	23,343
Other increases (decreases)	14,279	-	-	(11,038)		-	9,515	-	(415)	(900)	11,441
Changes, total	17,882	881	(1,597)	(101,227)		(2,665)	7,104	(54)	(6,314)	(25,653)	(111,643)
Closing balance as of March 31, 2017 (Unaudited)	487,947	51,029	128,622	7,688,648		37,049	91,016	991	98,227	1,802,977	10,386,506

(1)	During 2016 the sale of two Airbus A330 aircraft was materialized.
(2)	During 2016 the reclassification to non-current assets or groups of assets for disposal classified as held for sale (see Note 13) of two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft and two Boeing 777 aircraft was materialized.

69

(b)	Composition of the fleet:

		Aircraft included
		in Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		March 31,		December 31,		March 31,	December 31,	March 31,		December 31,
Aircraft	Model	2017		2016		2017	2016	2017		2016
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	34		34		3	3	37		37
Boeing 767	300F	8	(1)	8	(1)	2	3	10	(1)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	-		-		2	2	2		2
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	4		4		9	8	13		12
Airbus A319	100	36		36		12	12	48		48
Airbus A320	200	93	(2)	93		50	53	143	(2)	146
Airbus A320	NEO	1		1		1	1	2		2
Airbus A321	200	30		30		17	17	47		47
Airbus A350	900	5		5		2	2	7	(3)	7
Total		221		221		108	111	329		332

(1) Three aircraft leased to FEDEX

(2) Three aircraft leased to Salam Air

(3) Two aircraft leased to Qatar Air. One in operating leases and one in properties, plants and equipment.

(c) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*)       Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)     Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of March 31, 2017, the depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 190,947 (ThUS$ 186,164 at March 31, 2016). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

70

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			March 31,		December 31,
			2017		2016
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington	Aircraft and engines	Airbus A321 / A350	587,012	749,070	596,224	722,979
Trust Company		Boeing 767	787,548	1,130,588	811,723	1,164,364
		Boeing 787	721,700	883,814	739,031	899,445
Banco Santander S.A.	Aircraft and engines	Airbus A319	48,697	90,310	50,671	91,889
		Airbus A320	447,285	700,316	462,950	709,788
		Airbus A321	31,971	42,395	32,853	44,227
BNP Paribas	Aircraft and engines	Airbus A319	129,130	226,561	134,346	228,384
		Airbus A320	123,753	186,376	128,173	181,838
Credit Agricole	Aircraft and engines	Airbus A319	24,741	40,913	26,014	37,389
		Airbus A320	64,535	158,687	71,794	144,157
		Airbus A321	38,068	93,050	40,609	93,110
Wells Fargo	Aircraft and engines	Airbus A320	245,573	323,425	252,428	333,419
Bank of Utah	Aircraft and engines	Airbus A320 / A350	660,386	694,839	670,826	709,280
Natixis	Aircraft and engines	Airbus A320	43,025	77,596	45,748	66,738
		Airbus A321	412,805	498,543	377,104	514,625
Citibank N. A.	Aircraft and engines	Airbus A320	107,190	150,133	111,243	166,370
		Airbus A321	41,183	72,318	42,867	70,166
KfW IPEX-Bank	Aircraft and engines	Airbus A319	7,025	6,002	7,494	6,360
		Airbus A320	26,878	32,771	28,696	36,066
Airbus Financial Services	Aircraft and engines	Airbus A319	28,402	30,658	30,199	33,823
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	52,769	60,544	54,786	46,341
Banco BBVA	Land and buildings		51,033	68,732	50,381	69,498
Total direct guarantee			4,680,709	6,317,641	4,766,160	6,370,256

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at March 31, 2017 amounted to ThUS$ 851,223 (ThUS$ 913,494 at December 31, 2016). The book value of assets with indirect guarantees as of March 31, 2017 amounts to ThUS$ 1,721,408 (ThUS$ 1,740,815 as of December 31, 2016).

71

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	121,237	116,386
Commitments for the acquisition of aircraft (*)	15,400,000	15,100,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2017	2018	2019	2020	2021	2022	Total
Airbus S.A.S.	5	16	14	16	21	2	74
A320-NEO	5	5	8	8	8	-	34
A321	-	1	-	-	-	-	1
A321-NEO	-	6	2	6	5	-	19
A350-1000	-	-	2	2	8	2	14
A350-900	-	4	2	-	-	-	6
The Boeing Company	1	-	6	2	2	-	11
Boeing 777	-	-	2	-	-	-	2
Boeing 787-9	1	-	4	2	2	-	9
Total	6	16	20	18	23	2	85

In April 2016 the change of four Airbus A320 NEO aircraft to four Airbus A321 NEO aircraft was signed. In August 2016 a cancellation of 12 Airbus A320 NEO aircraft and the change of two Airbus A350-900 to two Airbus A350-1000 were signed.

As of March 31, 2017, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 54 aircraft Airbus A320 family, with deliveries between 2017 and 2021, and 20 Airbus aircraft A350 family with deliveries between 2018 and 2022 remain to be received.

The approximate amount is ThUS$ 12,600,000, according to the manufacturer’s price list.

In May 2016 the change of four Boeing 787-8 aircraft for four Boeing 787-9 aircraft was signed.

As of March 31, 2017, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of nine Boeing 787 Dreamliner aircraft, with delivery dates between 2017 and 2021, and two Boeing 777 with delivery expected for 2019 remain to be received. The approximate amount, according to the manufacturer's price list, is ThUS$ 2,800,000.

72

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		March 31,
		2017	2016
		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.62	3.13
Costs of capitalized interest	ThUS$	3,583	3,560

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			March 31,	December 31,
Lessor	Aircraft	Model	2017	2016
			Unaudited
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Total			50	50

73

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as other property, plant and equipment. As of March 31, 2017 the Company had fifty aircrafts (fifty aircraft as of December 31, 2016).

The book value of assets under financial leases as of March 31, 2017 amounts to ThUS$ 1,733,904 (ThUS$ 1,753,366 at December 31, 2016).

The minimum payments under financial leases are as follows:

	As of March 31, 2017			As of December 31, 2016
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
No later than one year	268,524	(31,493)	237,031	285,168	(32,365)	252,803
Between one and five years	667,929	(36,910)	631,019	704,822	(43,146)	661,676
Over five years	20,508	-	20,508	43,713	(120)	43,593
Total	956,961	(68,403)	888,558	1,033,703	(75,631)	958,072

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2017, the income tax provision was calculated for such period, applying the rate of 25.5% for the business year 2017, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System" is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System" the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System"(*), unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System"(*). This decision was taken in the last quarter of 2016.

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities always correspond to the same entity and tax authority.

74

(*) The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	63,638	43,821	-	-	63,638	43,821
Other recoverable credits	22,117	21,556	19,619	20,272	41,736	41,828
Total assets by current tax	85,755	65,377	19,619	20,272	105,374	85,649

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	11,120	9,632	-	-	11,120	9,632
Additional tax provision	7,320	4,654	-	-	7,320	4,654
Total liabilities by current tax	18,440	14,286	-	-	18,440	14,286

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	12,137	11,735	1,533,482	1,387,760
Leased assets	(37,580)	(35,922)	170,074	203,836
Amortization	(5,830)	(15,820)	58,690	61,660
Provisions	228,162	222,253	(85,896)	(59,096)
Revaluation of financial instruments	-	-	(5,401)	(3,223)
Tax losses	208,793	202,536	(1,153,655)	(1,126,200)
Intangibles	-	-	419,430	430,705
Others	(2,420)	(202)	25,417	20,317
Total	403,262	384,580	962,141	915,759

75

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to March 31, 2016 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(39,540)	-	(1,766)	-	(1,172,297)
Leased assets	(251,302)	(53,874)	-	(1,613)	-	(306,789)
Amortization	(71,164)	(2,513)	-	(952)	-	(74,629)
Provisions	378,537	(59,222)	413	26,220	-	345,948
Revaluation of financial instruments	8,284	10,167	(7,711)	657	-	11,397
Tax losses (*)	1,013,863	104,003	-	9,941	-	1,127,807
Intangibles	(364,314)	(846)	-	(34,596)	-	(399,756)
Others	(17,883)	(13,891)	-	12,250	1,638	(17,886)
Total	(434,970)	(55,716)	(7,298)	10,141	1,638	(486,205)

(b)	From April 1 to December 31, 2016

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,172,297)	(201,895)	-	(1,833)	-	(1,376,025)
Leased assets	(306,789)	68,707	-	(1,676)	-	(239,758)
Amortization	(74,629)	(1,862)	-	(989)	-	(77,480)
Provisions	345,948	(90,747)	508	27,228	(1,568)	281,369
Revaluation of financial instruments	11,397	18,127	(26,984)	683	-	3,223
Tax losses (*)	1,127,807	193,765	-	7,164	-	1,328,736
Intangibles	(399,756)	4,977	-	(35,926)	-	(430,705)
Others	(17,886)	(12,213)	-	9,984	(424)	(20,539)
Total	(486,205)	(21,141)	(26,476)	4,635	(1,992)	(531,179)

(c)	From January 1 to Marchr 31, 2017 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	(144,697)	-	(623)	-	(1,521,345)
Leased assets	(239,758)	32,673	-	(569)	-	(207,654)
Amortization	(77,480)	13,296	-	(336)	-	(64,520)
Provisions	281,369	24,476	(1,040)	9,253	-	314,058
Revaluation of financial instruments	3,223	2,666	(720)	232	-	5,401
Tax losses (*)	1,328,736	31,278	-	2,434	-	1,362,448
Revaluation propety, plant and equipment	-	(1,074)	-	1,074	-	-
Intangibles	(430,705)	23,483	-	(12,208)	-	(419,430)
Others	(20,539)	(7,916)	-	618	-	(27,837)
Total	(531,179)	(25,815)	(1,760)	(125)	-	(558,879)

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Deferred tax assets not recognized:	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Tax losses	109,757	115,801
Total Deferred tax assets not recognized	109,757	115,801

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at March 31, 2017, the Company has not recognized deferred tax assets of ThUS$ 109,753 (ThUS$ 115,801 at December 31, 2016) according with a loss of ThUS$ 322,804 (ThUS$ 340,591 at December 31, 2016).

Deferred tax expense and current income taxes:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	23,815	24,490
Adjustment to previous period’s current tax	1,267	2,121
Total current tax expense, net	25,082	26,611
Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	28,387	55,716
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	19	-
Total deferred tax expense, net	28,406	55,716
Income tax expense	53,488	82,327

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Composition of income tax expense (income):

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	23,900	25,687
Current tax expense, net, Chile	1,201	924
Total current tax expense, net	25,101	26,611
Deferred tax expense, net, foreign	(8,307)	48,739
Deferred tax expense, net, Chile	36,694	6,977
Deferred tax expense, net, total	28,387	55,716
Income tax expense	53,488	82,327

Profit before tax by the legal tax rate in Chile (25.5% and 24.0% at March 31, 2017 and 2016, respectively)

	For the period ended		For the period ended
	March 31,		March 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	%	%
	Unaudited		Unaudited
Tax expense using the legal rate (*)	32,712	44,288	25.50	24.00

Tax effect of rates in other jurisdictions	8,903	14,774	6.94	8.01
Tax effect of non-taxable operating revenues	(44,658)	(20,214)	(34.81)	(10.95)
Tax effect of disallowable expenses	71,862	41,266	56.02	22.36
Tax effect of using previously unrecognized tax losses	(10,423)	-	(8.13)	-
Other increases (decreases) in legal tax charge	(4,908)	2,213	(3.83)	1.20
Total adjustments to tax expense using the legal rate	20,776	38,039	16.19	20.62

Tax expense using the effective rate	53,488	82,327	41.69	44.62

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at March 31, 2017 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

78

Deferred taxes related to items charged to net equity:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(1,760)	(7,298)
Aggregate deferred taxation related to items charged to net equity	-	(449)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,802,384	1,814,647
(b) Derivatives not recognized as a hedge	4,385	-
(c) Hedge derivatives	17,119	24,881
Total current	1,823,888	1,839,528
Non-current
(a) Interest bearing loans	6,622,969	6,790,273
(b) Hedge derivatives	5,509	6,679
Total non-current	6,628,478	6,796,952

79

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	309,511	278,164
Bank loans (1)	229,211	290,810
Guaranteed obligations	520,212	578,014
Other guaranteed obligations	2,001	1,908
Subtotal bank loans	1,060,935	1,148,896
Obligation with the public	337,803	312,043
Financial leases	316,551	268,040
Other loans	87,095	85,668
Total current	1,802,384	1,814,647
Non-current
Bank loans	282,221	294,477
Guaranteed obligations	3,749,576	4,180,538
Other guaranteed obligations	254,210	254,512
Subtotal bank loans	4,286,007	4,729,527
Obligation with the public	996,787	997,302
Financial leases	1,039,408	754,321
Other loans	300,767	309,123
Total non-current	6,622,969	6,790,273
Total obligations with financial institutions	8,425,353	8,604,920

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US $ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a Cross Currency Swap for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

80

Currency balances that make the interest bearing loans:

	As of	As of
	March 31,	December 31,
	2017	2016
Currency	ThUS$	ThUS$
	Unaudited
Brazilian real	1,222	1,253
Chilean peso (U.F.)	187,028	203,194
US Dollar	8,237,102	8,400,473
Total	8,425,352	8,604,920

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Interest-bearing loans due in installments to March 31, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThU$	-	75,000	-	-	-	75,000	-	75,307	-	-	-	75,307	At Expiration	2.20	2.20
97.032.000-8	BBVA	Chile	UF	-	51,032	-	-	-	51,032	852	50,756	-	-	-	51,608	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThU$	30,000	-	-	-	-	30,000	30,048	-	-	-	-	30,048	At Expiration	2.28	2.28
97.030.000-7	ESTADO	Chile	ThU$	40,000	-	-	-	-	40,000	40,108	-	-	-	-	40,108	At Expiration	2.12	2.12
97.003.000-K	BANCO DO BRASIL	Chile	ThU$	-	100,000	-	-	-	100,000	-	100,438	-	-	-	100,438	At Expiration	2.05	2.05
97.951.000-4	HSBC	Chile	ThU$	12,000	-	-	-	-	12,000	12,002	-	-	-	-	12,002	At Expiration	1.95	1.95
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,478	58,432	46,975	10,976	-	135,861	19,957	58,432	46,099	10,933	-	135,421	Quarterly	4.00	4.00
0-E	BLADEX	U.S.A.	ThU$	5,000	7,500	30,000	-	-	42,500	5,744	7,500	29,625	-	-	42,869	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThU$	-	-	28,911	-	-	28,911	3	-	28,911	-	-	28,914	Quarterly	2.03	2.03
97.036.000-K	SANTANDER	Chile	ThU$	-	-	164,401	-	-	164,401	324	-	164,401	-	-	164,725	Quarterly	3.76	3.76
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThU$	-	-	-	500,000	-	500,000	12,068	-	-	489,885	-	501,953	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThU$	11,207	25,812	60,225	28,173	1,926	127,343	11,567	25,812	59,244	27,191	1,558	125,372	Quarterly	2.34	1.93
0-E	BNP PARIBAS	U.S.A.	ThU$	15,738	37,592	112,459	119,130	332,703	617,622	19,607	37,915	108,781	117,026	329,244	612,573	Quarterly	3.07	3.06
0-E	WELLS FARGO	U.S.A.	ThU$	26,860	81,303	222,219	230,314	329,231	889,927	30,069	81,304	197,988	219,525	321,792	850,678	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThU$	16,257	49,466	136,374	140,845	608,840	951,782	21,611	49,465	131,970	138,512	604,814	946,372	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThU$	11,748	35,721	99,096	104,901	135,226	386,692	13,011	35,721	92,523	101,760	131,947	374,962	Quarterly	3.08	2.25
97.036.000-K	SANTANDER	Chile	ThU$	-	-	-	-	-	-	-	-	-	-	-	-	Quarterly	-	-
0-E	BTMU	U.S.A.	ThU$	2,809	8,517	23,548	24,794	23,535	83,203	3,022	8,517	22,339	24,345	23,389	81,612	Quarterly	2.46	1.86
0-E	APPLE BANK	U.S.A.	ThU$	1,385	4,183	11,598	12,225	11,999	41,390	1,558	4,183	10,995	12,000	11,922	40,658	Quarterly	2.44	1.84
0-E	US BANK	U.S.A.	ThU$	14,901	45,214	124,410	130,200	203,067	517,792	17,314	45,214	105,916	121,602	196,270	486,316	Quarterly	4.00	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThU$	5,077	13,253	25,000	27,284	41,657	112,271	5,643	13,253	24,297	26,815	41,041	111,049	Quarterly	4.05	4.05
0-E	NATIXIS	France	ThU$	14,403	43,608	113,793	101,429	182,597	455,830	15,149	43,608	111,620	100,323	180,527	451,227	Quarterly	3.00	2.97
0-E	PK AIRFINANCE	U.S.A.	ThU$	2,053	6,379	18,737	25,600	-	52,769	2,114	6,379	18,737	25,600	-	52,830	Monthly	2.61	2.61
0-E	KFW IPEX-BANK	Germany	ThU$	2,310	7,102	17,732	6,759	-	33,903	2,341	7,102	17,732	6,759	-	33,934	Quarterly	2.77	2.77
0-E	AIRBUS FINANCIAL	U.S.A.	ThU$	1,811	5,520	15,384	5,687	-	28,402	1,859	5,521	15,384	5,687	-	28,451	Monthly	2.93	2.93
0-E	INVESTEC	England	ThU$	3,054	5,846	19,454	21,851	20,699	70,904	4,024	5,960	18,717	21,566	20,604	70,871	Semiannual	5.73	5.73
-	SWAP Aviones llegados	-	ThU$	382	987	1,437	77	-	2,883	382	987	1,437	77	-	2,883	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	Francia	ThU$	-	-	256,860	-	-	256,860	2,001	-	254,210	-	-	256,211	Quarterly	2.97	2.97
Financial leases
0-E	ING	U.S.A.	ThU$	5,155	15,845	29,678	7,931	-	58,609	5,653	15,845	29,167	7,911	-	58,576	Quarterly	5.63	4.97
0-E	CREDIT AGRICOLE	France	ThU$	1,779	3,624	-	-	-	5,403	1,799	3,625	-	-	-	5,424	Quarterly	2.00	2.00
0-E	CITIBANK	U.S.A.	ThU$	10,927	33,279	91,589	60,823	20,656	217,274	11,845	33,278	89,078	60,252	20,592	215,045	Quarterly	3.58	2.97
0-E	PEFCO	U.S.A.	ThU$	16,211	43,364	53,331	1,926	-	114,832	16,971	43,364	52,595	1,923	-	114,853	Quarterly	5.40	4.80
0-E	BNP PARIBAS	U.S.A.	ThU$	12,686	38,954	68,415	16,544	-	136,599	13,249	38,954	67,390	16,503	-	136,096	Quarterly	3.71	3.28
0-E	WELLS FARGO	U.S.A.	ThU$	9,440	28,692	79,249	79,745	36,490	233,616	10,239	28,692	76,293	78,835	36,265	230,324	Quarterly	2.82	2.28
0-E	DVB BANK SE	U.S.A.	ThU$	4,710	4,737	-	-	-	9,447	4,732	4,737	-	-	-	9,469	Quarterly	2.70	2.70
97.036.000-K	SANTANDER	Chile	ThU$	5,378	16,284	44,704	46,634	20,227	133,227	5,716	16,285	43,027	46,126	20,161	131,315	Quarterly	2.14	1.60
0-E	RRPF ENGINE	England	ThU$	-	-	7,300	7,085	11,097	25,482	-	-	7,300	7,085	11,097	25,482	Monthly	3.32	3.32
Other loans
0-E	BOEING	U.S.A.	ThU$	-	-	39,321	-	-	39,321	397	-	39,321	-	-	39,718	At Expiration	2.43	2.43
0-E	CITIBANK (*)	U.S.A.	ThU$	20,664	65,100	187,639	76,431	-	349,834	21,598	65,100	185,097	76,349	-	348,144	Quarterly	6.00	6.00
	Total			323,423	912,346	2,129,839	1,787,364	1,979,950	7,132,922	364,577	913,254	2,050,194	1,744,590	1,951,223	7,023,838

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

82

Interest-bearing loans due in installments to March 31, 2017 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThU$	124	383	1,111	1,142	-	2,760	138	383	1,111	1,141	-	2,773	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	ThU$	-	137,013	-	-	-	137,013	(161)	136,891	-	-	-	136,730	At Expiration	3.55	3.30
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	ThU$	300,000	-	-	500,000	-	800,000	324,191	1,544	4,118	502,784	-	832,637	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	ThU$	2,116	6,528	18,818	5,900	-	33,362	2,272	6,528	18,818	5,899	-	33,517	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	ThU$	118	46	-	-	-	164	118	46	-	-	-	164	Monthly	2.65	2.65
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	ThU$	2,535	1,274	-	-	-	3,809	2,562	1,274	-	-	-	3,836	Monthly	2.48	2.48
0-E	KFW IPEX-BANK	Germany	ThU$	579	965	-	-	-	1,544	581	965	-	-	-	1,546	Monthly/Quarterly	2.98	2.98
0-E	NATIXIS	France	ThU$	1,467	7,118	18,875	56,800	20,508	104,768	1,880	7,118	18,875	56,800	20,508	105,181	Quarterly/Semiannual	5.08	5.08
0-E	WACAPOU LEASING S.A.	Luxemburg	ThU$	672	2,063	5,828	5,523	-	14,086	713	2,063	5,828	5,523	-	14,127	Quarterly	3.15	3.15
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThU$	6,509	26,564	75,674	159,876	-	268,623	7,668	26,565	75,674	159,876	-	269,783	Quarterly	4.33	4.26
0-E	BANCO IBM S.A	Brazil	BRL	268	525	-	-	-	793	268	525	-	-	-	793	Monthly	12.13	12.13
0-E	SOCIETE GENERALE	France	BRL	105	316	8	-	-	429	105	316	7	-	-	428	Monthly	12.13	12.13

	Total			314,493	182,795	120,314	729,241	20,508	1,367,351	340,335	184,218	124,431	732,023	20,508	1,401,515
	Total consolidado			637,916	1,095,141	2,250,153	2,516,605	2,000,458	8,500,273	704,912	1,097,472	2,174,625	2,476,613	1,971,731	8,425,353

83

Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,000	-	-	-	-	75,000	75,234	-	-	-	-	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	-	50,381	-	-	-	50,381	-	50,324	-	-	-	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US$	30,000	-	-	-	-	30,000	30,183	-	-	-	-	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	40,098	-	-	-	-	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,323	-	-	-	-	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,002	-	-	-	-	12,002	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,229	57,686	60,186	16,254	-	153,355	19,819	57,686	59,176	16,189	-	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US$	-	12,500	30,000	-	-	42,500	-	12,667	29,625	-	-	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US$	-	-	28,911	-	-	28,911	3	-	28,911	-	-	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US$	-	-	158,194	-	-	158,194	542	-	158,194	-	-	158,736	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,291	-	-	489,885	-	492,176	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	US$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	US$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	US$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	US$	2,288	7,015	17,869	9,019	-	36,191	2,319	7,015	17,869	9,019	-	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,797	5,476	15,262	7,664	-	30,199	1,841	5,477	15,261	7,664	-	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	US$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
-	SWAP Aviones llegados	-	US$	403	1,067	1,658	158	-	3,286	403	1,067	1,658	158	-	3,286	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	256,860	-	-	256,860	1,908	-	254,512	-	-	256,420	Quarterly	2.85	2.85
Financial leases
0-E	ING	U.S.A.	US$	5,089	15,653	31,151	11,805	-	63,698	5,641	15,652	30,577	11,771	-	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	US$	1,754	5,403	-	-	-	7,157	1,780	5,403	-	-	-	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US$	4,956	15,312	44,177	13,804	-	78,249	5,622	15,312	43,413	13,762	-	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,979	47,048	63,957	3,827	-	130,811	16,852	47,048	63,072	3,819	-	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US$	12,520	38,494	75,958	22,147	-	149,119	13,122	38,494	74,776	22,079	-	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,680	9,447	-	-	-	14,127	4,713	9,448	-	-	-	14,161	Quarterly	2.57	2.57
0-E	RRP ENGINE	England	US$	-	-	6,402	6,955	11,917	25,274	-	-	6,402	6,955	11,917	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	US$	-	-	26,214	-	-	26,214	185	-	26,214	-	-	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US$	20,555	63,942	184,866	101,026	-	370,389	21,541	63,942	182,043	100,866	-	368,392	Quarterly	6.00	6.00
	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

84

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	US$	-	200,000	-	-	-	200,000	(151)	199,729	-	-	-	199,578	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	US$	-	300,000	-	500,000	-	800,000	8,173	301,579	4,119	503,298	-	817,169	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,086	6,437	18,556	8,369	-	35,448	2,253	6,437	18,556	8,369	-	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	US$	118	164	-	-	-	282	119	164	-	-	-	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	3,771	5,075	-	-	-	8,846	3,794	5,075	-	-	-	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	US$	579	1,544	-	-	-	2,123	583	1,544	-	-	-	2,127	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	US$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	668	2,038	5,768	6,280	-	14,754	709	2,038	5,768	6,280	-	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,547	26,275	74,783	169,730	-	279,335	9,779	26,275	74,783	169,730	-	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	-	-	1,031	260	749	21	-	-	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	-	-	-	-	222	222	-	-	-	-	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	-	-	519	102	307	110	-	-	519	Monthly	13.63	13.63
	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972
	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

85

(b)	Non-hedge derivatives

					Total Non-hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	march 31,	december 31,	march 31,	december 31,	march 31,	december 31,
	2017	2016	2017	2016	2017	2016
	ThU$	ThU$	ThU$	ThU$	ThU$	ThU$
	Unaudited		Unaudited		Unaudited
Derivative CCS not recorded as hedge	4,385	-	-	-	4,385	-
Total Non-hedge derivatives	4,385	-	-	-	4,385	-

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	1,970	2,148	-	-	1,970	2,148
Fair value of interest rate derivatives	6,200	9,578	5,509	6,679	11,709	16,257
Fair value of fuel derivatives	1,868	-	-	-	1,868	-
Fair value of foreign currency derivatives	7,081	13,155	-	-	7,081	13,155
Total hedge derivatives	17,119	24,881	5,509	6,679	22,628	31,560

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(5,751)	(12,286)
Interest rate swaps (2)	(12,970)	(16,926)
Fuel options (3)	(634)	10,088
Currency forward - options US$/GBP$ (4)	-	618
Currency forward - options US$/EUR$ (4)	-	109
Currency options R$/US$ (4)	(1,977)	(1,752)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

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(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next six months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by US$/UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	(4,879)	27,974
Debit (credit) transferred from net equity to income during the period	(18,653)	(37,421)

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NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,106,888	1,117,926
(b) Accrued liabilities at the reporting date	405,916	475,142
Total trade and other accounts payables	1,512,804	1,593,068

(a)	Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Trade creditors	893,820	876,163
Leasing obligation	5,005	10,446
Other accounts payable	208,063	231,317
Total	1,106,888	1,117,926

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The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	167,288	188,276
Boarding Fee	199,104	170,053
Airport charges and overflight	77,262	77,484
Handling and ground handling	100,651	87,406
Other personnel expenses	66,689	81,632
Professional services and advisory	71,336	79,270
Land services	75,941	74,260
Marketing	45,466	61,053
Services on board	55,185	44,589
Leases, maintenance and IT services	36,979	44,287
Suppliers' technical purchases	34,394	40,305
Crew	23,055	29,074
Maintenance	2,209	25,962
Achievement of goals	20,225	17,801
Distribution system	16,882	15,710
Airlines	41,954	13,264
Aircraft and engines leasing	5,005	10,446
Aviation insurance	9,860	7,694
Communications	6,064	7,500
SEC agreement (*)	4,719	4,719
Others	46,620	37,141
Total trade and other accounts payables	1,106,888	1,117,926

(*) Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice ("DOJ") U.S. and the Securities and Exchange Commission ("SEC") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of March 31, the balance payable to the SEC is ThUS $ 4,719.

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(b)	Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	199,461	244,949
Accrued personnel expenses	147,984	113,785
Accounts payable to personnel (*)	35,316	89,523
Others accrued liabilities	23,155	26,885
Total accrued liabilities	405,916	475,142

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,424	1,425	322,390	313,064	323,814	314,489
Civil contingencies	951	993	57,428	56,413	58,379	57,406
Labor contingencies	309	225	27,102	29,307	27,411	29,532
Other	-	-	15,511	15,046	15,511	15,046
Provision for European Commision investigation (2)	-	-	8,782	8,664	8,782	8,664
Total other provisions (3)	2,684	2,643	431,213	422,494	433,897	425,137

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

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The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at March 31, 2017, and at December 31, 2016, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	26,103	-	26,103
Provision used	(4,916)	-	(4,916)
Difference by subsidiaries conversion	38,949	-	38,949
Reversal of provision	(21,555)	-	(21,555)
Exchange difference	125	389	514
Closing balance as of March 31, 2016 (Unaudited)	457,159	9,355	466,514

Opening balance as of April 1, 2016	457,159	9,355	466,514
Increase in provisions	115,694	-	115,694
Provision used	(17,081)	-	(17,081)
Difference by subsidiaries conversion	40,447	-	40,447
Reversal of provision	(179,870)	-	(179,870)
Exchange difference	124	(691)	(567)
Closing balance as of December 31, 2016	416,473	8,664	425,137

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	14,353	-	14,353
Provision used	(3,444)	-	(3,444)
Difference by subsidiaries conversion	11,290	-	11,290
Reversal of provision	(13,896)	-	(13,896)
Exchange difference	339	118	457
Closing balance as of March 31, 2017 (Unaudited)	425,115	8,782	433,897

(1)	The accumulated balance includes US$ 110 million as judicial deposit granted as guarantee, related to the “Fundo Aeroviário” (FA). This deposit was made with the purpose of suspending the application of the tax credit. The company is discussing over the Tribunal the constitutionality about the requirement made by FA in a legal action. Initially it was covered by the effects of a precautionary measure, meaning that, the company was not the obligation to collect the tax as long as there no judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable published, reversing the precautionary measure. As the legal claim is still in progress (TAM appealed this first decision), the company needed to make the judicial deposit for the suspension of the enforceability of the tax credit; it deposit was classified in this category deducting the existing provision for that purpose. Finally, if the final decision is favorable to the company, the deposit already made will return to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at March 31, 2017 is disclosed in Note 31 in the case role N° 2001.51.01.012530-0.

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(2)	European Commission Provision:

This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that began in December 2007 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities.

Regard to Europe, the General Direction of Competition it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM Airlines Group S.A. and Lan Cargo S.A. Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court upheld the appeal and annulled the Commission's decision. The European Commission did not appeal the judgment, but on 17 March 2017 the European Commission again adopted its original decision to impose on the eleven original areas lines, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent company, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of March 31, 2017 is described in Note 31 in item (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

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NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,565,499	2,655,086	199,047	213,781	2,764,546	2,868,867
Sales tax	25,116	19,402	-	-	25,116	19,402
Retentions	43,012	45,542	-	-	43,012	45,542
Others taxes	5,524	7,465	-	-	5,524	7,465
Dividends	45,326	25,518	-	-	45,326	25,518
Other sundry liabilities	9,229	9,232	-	-	9,229	9,232
Total other non-financial liabilities	2,693,706	2,762,245	199,047	213,781	2,892,753	2,976,026

(*) Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LATAM Pass kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program LATAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

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NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Retirements payments	50,447	49,680
Resignation payments	8,938	10,097
Other obligations	24,641	22,545
Total liability for employee benefits	84,026	82,322

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Closing
	balance	provision	paid	losses	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2016 (Unaudited)	65,271	5,604	(972)	1,562	71,465
From April 1 to December 31, 2016	71,465	14,296	(3,564)	125	82,322
From January 1 to March 31, 2017 (Unaudited)	82,322	6,078	(1,638)	(2,736)	84,026

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	March 31,
Assumptions	2017	2016
	Unaudited

Discount rate	4.22%	4.62%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.98%	6.16%
Mortality rate	RV-2014	RV-2009
Inflation rate	2.58%	2.93%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation.

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The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,435)	(5,665)
Change in the accrued liability an closing for decrease of 100 p.b.	6,236	5,952

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,008	6,334
Change in the accrued liability an closing for decrease of 100 p.b.	(5,377)	(5,644)

(b)	The liability for short-term:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	35,316	89,523

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Salaries and wages	420,497	360,213
Short-term employee benefits	38,859	72,066
Termination benefits	19,964	13,255
Other personnel expenses	45,898	43,181
Total	525,218	488,715

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NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	391,919	347,085
Provision for vacations and bonuses	11,501	12,080
Other sundry liabilities	348	226
Total accounts payable, non-current	403,768	359,391

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2017 amounts to ThUS$ 3,149,564 (*) divided into 606,407,693 common stock of a same series (ThUS$ 3,149,564, divided into 606,407,693 shares as of December 31, 2016), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Include a deduction for issuance costs ThUS$ 4,793 and adjustment by 10,282 placement shares for ThUS$ 156.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of March 31, 2017, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US $ 303,499,070.

As a result of the last placement, as of March 31, 2017, the number Company shares subscribed and paid amounts to 606,407,693.

At March 31, 2017, the Company's capital stock is represented by 608,374,525 shares, all common shares, without no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

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During 2016, the Company's capital stock was expressed in 613,164,243 shares, all ordinary shares, without nominal value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company's capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	No. Of
shares

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)
Authorized shares as of December 31, 2016	608,374,525

Autorized shares as of January 1, 2017	608,374,525
There is no movement of authorized shares during the period 2017	-
Autorized shares as of March 1, 2017	608,374,525

(*) See Note 34 (a.1)

Movement fully paid shares

			Movement
			value	Cost of issuance
increase (decrease) through transfers and other changes			of shares	and placement	Paid- in
	No of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Approved at Extraordinary Shereholders meeting dated August 18, 2016	60,849,592		608,496	-	608,496
Capital reserve	-		-	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	-	156
Paid shares as of December 31, 2016	606,407,693		3,160,718	(11,154)	3,149,564
Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
No movement of paid shares during the period 2017	-		-	-	-
Paid shares as of March 31, 2017 (Unaudited)	606,407,693	(3)	3,160,718	(11,154)	3,149,564

(1)         Amounts reported represent only those arising from the payment of the shares subscribed.

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(2)         Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)         At March 31, 2017, the difference |between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.1)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders' Meeting held on August 18, 2016.

(4)         These 10,282 shares were placed in January 2014 and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)         Treasury stock

At March 31, 2017, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)         Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Net movement	Closing
Periods	balance	plan	tax	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2016 (Unaudited)	35,647	1,233	(404)	829	36,476
From April 1 to December 31, 2016	36,476	2,465	(403)	2,062	38,538
From January 1 to March 31, 2017 (Unaudited)	38,538	545	-	545	39,083

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2016 (Unaudited)	2,634,679	340	2,635,019
From April 1 to December 31, 2016	2,635,019	5,262	2,640,281
From January 1 to March 31, 2017 (Unaudited)	2,640,281	(3,304)	2,636,977

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Balance of Other sundry reserves comprises the following:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,911)
Cost of issuance and placement of shares	(3,298)	(9)
Others	(2,126)	(2,111)
Total	2,636,977	2,640,281

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at March 31, 2017, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

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(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency	Cash flow	Actuarial gain
	translation	hedging	or loss on defined
	reserve	reserve	benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	27,468	-	27,468
Deferred tax	-	(7,539)	-	(7,539)
Actuarial reserves by employee benefit plans	-	-	(1,573)	(1,573)
Deferred tax actuarial IAS by employee benefit plans	-	-	413	413
Difference by subsidiaries conversion	243,384	-	-	243,384
Closing balance as of March 31, 2016 (Unaudited)	(2,332,657)	(70,581)	(11,877)	(2,415,115)

Opening balance as of April 1, 2016	(2,332,657)	(70,581)	(11,877)	(2,415,115)
Derivatives valuation gains (losses)	-	98,892	-	98,892
Deferred tax	-	(26,805)	-	(26,805)
Actuarial reserves by employee benefit plans	-	-	(1,531)	(1,531)
Deferred tax actuarial IAS by employee benefit plans	-	-	508	508
Difference by subsidiaries conversion	246,102	-	-	246,102
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	-	(5,058)	-	(5,058)
Deferred tax	-	(660)	-	(660)
Actuarial reserves by employee benefit plans	-	-	2,597	2,597
Deferred tax actuarial IAS by employee benefit plans	-	-	(1,039)	(1,039)
Difference by subsidiaries conversion	104,936	-	-	104,936
Closing balance as of March 31, 2017 (Unaudited)	(1,981,619)	(4,212)	(11,342)	(1,997,173)

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(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividends	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2016 (Unaudited)	317,950	102,208	(30,662)	(255)	389,241
From April 1 to December 31, 2016	389,241	(32,988)	9,896	255	366,404
From January 1 to March 31, 2017 (Unaudited)	366,404	65,557	(19,667)	-	412,294

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2017	2016

Date of dividend	03-31-2017	12-31-2016
Amount of the dividend (ThUS$)	19,667	20,766
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0324	0.0342

As of March 31, 2017 and 2016, the Company has not been paid dividends.

101

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Passengers LAN	1,082,796	1,084,909
Passengers TAM	1,023,365	873,381
Cargo	253,746	275,967
Total	2,359,907	2,234,257

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	595,031	461,433
Other rentals and landing fees	278,219	261,051
Aircraft rentals	150,396	133,603
Aircraft maintenance	85,186	94,796
Comissions	61,692	66,629
Passenger services	74,316	77,452
Other operating expenses	302,985	285,406
Total	1,547,825	1,380,370

102

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	238,387	229,891
Amortization	13,828	9,560
Total	252,215	239,451

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at March 31, 2017 is ThUS$ 92,650 and ThUS$ 88,815 for the same period of 2016.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Bank loan interest	82,925	84,204
Financial leases	10,836	9,493
Other financial instruments	2,027	9,352
Total	95,788	103,049

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

103

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	56,400	34,051
Tours	26,532	23,962
Aircraft leasing	16,625	15,408
Customs and warehousing	5,434	5,216
Maintenance	1,633	2,121
Duty free	2,348	2,393
Other miscellaneous income	8,570	10,209
Total	117,542	93,360

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

104

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	March 31,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	157,341	201,416
Argentine peso	9,545	4,438
Brazilian real	14,156	9,705
Chilean peso	26,307	30,221
Colombian peso	877	1,137
Euro	10,220	1,695
U.S. dollar	86,716	128,694
Strong bolivar	104	61
Other currency	9,416	25,465

Other financial assets, current	13,889	14,573
Argentine peso	13	12
Brazilian real	31	734
Chilean peso	594	585
Colombian peso	155	-
U.S. dollar	12,665	12,879
Strong bolivar	72	76
Other currency	359	287

105

	As of	As of
	March 31,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	111,730	107,789
Argentine peso	16,571	16,086
Brazilian real	21,038	20,158
Chilean peso	1,479	1,619
Colombian peso	539	713
Euro	1,563	1,563
U.S. dollar	48,851	50,157
Strong bolivar	3	3
Other currency	21,686	17,490

Trade and other accounts receivable, current	245,398	251,204
Argentine peso	44,174	54,356
Brazilian real	3,494	30,675
Chilean peso	44,305	90,482
Colombian peso	420	9,720
Euro	38,153	21,923
U.S. dollar	74,765	14,086
Strong bolivar	28	43
Other currency	40,059	29,919

Accounts receivable from related entities, current	664	554
Chilean peso	590	554
Other currency	74	-

Tax current assets	32,274	28,198
Argentine peso	2,419	1,798
Brazilian real	2,565	2,462
Chilean peso	6,559	6,333
Colombian peso	1,662	1,418
Euro	249	273
U.S. dollar	227	177
Peruvian sol	17,198	14,387
Other currency	1,395	1,350

Total current assets	561,296	603,734
Argentine peso	72,722	76,690
Brazilian real	41,284	63,734
Chilean peso	79,834	129,794
Colombian peso	3,653	12,988
Euro	50,185	25,454
U.S. Dollar	223,224	205,993
Strong bolivar	207	183
Other currency	90,187	88,898

106

	As of	As of
	March 31,	December 31,
Non-current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	27,172	26,772
Argentine peso	-	-
Brazilian real	3,164	2,769
Chilean peso	84	83
Colombian peso	297	285
Euro	7,702	6,966
U.S. dollar	14,115	14,920
Other currency	1,810	1,749

Other non - financial assets, non-current	16,432	19,069
Argentine peso	146	142
Brazilian real	6,197	6,029
U.S. dollar	5,310	8,309
Other currency	4,779	4,589

Accounts receivable, non-current	8,295	7,356
Chilean peso	8,295	7,356

Deferred tax assets	2,121	2,110
Colombian peso	124	117
Other currency	1,997	1,993

Total non-current assets	54,020	55,307
Argentine peso	146	142
Brazilian real	9,361	8,798
Chilean peso	8,379	7,439
Colombian peso	421	402
Euro	7,702	6,966
U.S. dollar	19,425	23,229
Other currency	8,586	8,331

107

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	396,915	287,175	292,566	455,086
Chilean peso	56,954	55,962	109,188	108,010
U.S. dollar	339,961	231,213	183,378	347,076

Trade and other accounts payables, current	554,806	585,149	19,405	16,097
Argentine peso	22,179	20,838	1,446	907
Brazilian real	53,921	40,740	1	27
Chilean peso	53,767	60,701	11,492	12,255
Colombian peso	15,516	9,049	401	578
Euro	20,077	23,445	10	5
U.S. dollar	349,416	374,431	198	962
Strong bolivar	536	761	-	-
Peruvian sol	14,563	33,701	5,787	1,093
Mexican peso	2,960	1,535	-	-
Pound sterling	555	1,769	-	246
Uruguayan peso	5,260	6,899	-	-
Other currency	16,056	11,280	70	24

Accounts payable to related entities, current	241	220	-	-
Chilean peso	240	23	-	-
U.S. dollar	1	8	-	-
Other currency	-	189	-	-

Other provisions, current	-	-	511	511
Chilean peso	-	-	28	28
Other currency	-	-	483	483

Tax liabilities, current	(218)	(204)	2,610	2,501
Argentine peso	-	-	2,610	2,501
Brazilian real	-	(3)	-	-
Chilean peso	(33)	(25)	-	-
U.S. dollar	-	-	-	-
Other currency	(185)	(176)	-	-

108

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Other non-financial liabilities, current	89,700	33,439	-	-
Argentine peso	25,543	13,463	-	-
Brazilian real	1,935	430	-	-
Chilean peso	31,298	14,999	-	-
Colombian peso	42	578	-	-
Euro	13,212	168	-	-
U.S. dollar	14,983	684	-	-
Strong bolivar	2	2	-	-
Other currency	2,685	3,115	-	-

Total current liabilities	1,041,444	905,779	315,092	474,195
Argentine peso	47,722	34,301	4,056	3,408
Brazilian real	55,856	41,167	1	27
Chilean peso	142,226	131,660	120,708	120,293
Colombian peso	15,558	9,627	401	578
Euro	33,289	23,613	10	5
U.S. dollar	704,361	606,336	183,576	348,038
Strong bolivar	538	763	-	-
Other currency	41,894	58,312	6,340	1,846

109

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
Non-current liabilities	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	670,523	178,793	242,956	747,218	20,508	41,785
Chilean peso	46,099	59,177	10,932	16,189	-	-
U.S. dollar	624,424	119,616	232,024	731,029	20,508	41,785

Accounts payable, non-current	261,333	195,629	-	-	-	-
Chilean peso	9,829	10,474	-	-	-	-
U.S. dollar	250,199	183,904	-	-	-	-
Other currency	1,305	1,251	-	-	-	-

Other provisions, non-current	39,374	39,513	-	-	-	-
Argentine peso	641	635	-	-	-	-
Brazillian real	23,343	23,541	-	-	-	-
Chilean peso	38	38	-	-	-	-
Colombian peso	569	569	-	-	-	-
Euro	8,782	8,664	-	-	-	-
U.S. dollar	6,001	6,066	-	-	-	-

Provisions for employees benefits, non-current	67,871	68,774	-	-	-	-
Brazilian real	29	28	-	-	-	-
Chilean peso	66,560	68,380	-	-	-	-
U.S. dollar	1,282	366	-	-	-	-

Other non-financial liabilities, non-current	4	3	-	-	-	-
Colombian peso	4	3	-	-	-	-

Total non-current liabilities	1,039,105	482,712	242,956	747,218	20,508	41,785
Argentine peso	641	635	-	-	-	-
Brazilian real	23,372	23,569	-	-	-	-
Chilean peso	122,526	138,069	10,932	16,189	-	-
Colombian peso	573	572	-	-	-	-
Euro	8,782	8,664	-	-	-	-
U.S. dollar	881,906	309,952	232,024	731,029	20,508	41,785
Other currency	1,305	1,251	-	-	-	-

110

	As of	As of
General summary of foreign currency:	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited

Total assets	615,316	659,041
Argentine peso	72,868	76,832
Brazilian real	50,645	72,532
Chilean peso	88,213	137,233
Colombian peso	4,074	13,390
Euro	57,887	32,420
U.S. dollar	242,649	229,222
Strong bolivar	207	183
Other currency	98,773	97,229

Total liabilities	2,659,105	2,651,689
Argentine peso	52,419	38,344
Brazilian real	79,229	64,763
Chilean peso	396,392	406,211
Colombian peso	16,532	10,777
Euro	42,081	32,282
U.S. dollar	2,022,375	2,037,140
Strong bolivar	538	763
Other currency	49,539	61,409

Net position
Argentine peso	20,449	38,488
Brazilian real	(28,584)	7,769
Chilean peso	(308,179)	(268,978)
Colombian peso	(12,458)	2,613
Euro	15,806	138
U.S. dollar	(1,779,726)	(1,807,918)
Strong bolivar	(331)	(580)
Other currency	49,234	35,820

111

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended March 31, 2017 and 2016, generated a debit of ThUS$ 35,373 and a charge ThUS$ 67,898, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended March 31, 2017 and 2016, represented a charge of ThUS$ 109,122 and ThUS$ 244,976, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of
	March 31,	As of December 31,
	2017	2016	2015	2014
	Unaudited
Argentine peso	15.43	15.84	12.97	8.55
Brazilian real	3.13	3.25	3.98	2.66
Chilean peso	663.97	669.47	710.16	606.75
Colombian peso	2,872.59	3,000.25	3,183.00	2,389.50
Euro	0.94	0.95	0.92	0.82
Strong bolivar	709.39	673.76	198.70	12.00
Australian dollar	1.31	1.38	1.37	1.22
Boliviano	6.86	6.86	6.85	6.86
Mexican peso	18.74	20.63	17.34	14.74
New Zealand dollar	1.43	1.44	1.46	1.28
Peruvian Sol	3.24	3.35	3.41	2.99
Uruguayan peso	28.55	29.28	29.88	24.25

112

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2017	2016
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	65,557	102,208
Weighted average number of shares, basic	606,407,693	545,547,819
Basic earnings / (loss) per share (US$)	0.10811	0.18735

	For the period ended
	March 31,
Diluted earnings / (loss) per share	2017	2016
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	65,557	102,208
Weighted average number of shares, basic	606,407,693	545,547,819	(*)
Weighted average number of shares, diluted	606,407,693	545,547,819
Diluted earnings / (loss) per share (US$)	0.10811	0.18735

(*) In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

113

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

The decision ordering Variglog to pay principal, interest and costs to AAI is in the enforcement stage in Switzerland. A settlement for CHF 24,541,781.45 was reached in Brazil for the Swiss funds, and it was agreed that it would be divided as follows: (i) 54.6% of Variglog’s assets for the Swiss funds; and (ii) 45.4% to AAI, subject to approval of the Brazilian Bankruptcy Commission. Variglog also filed a petition in Switzerland for recognition of the decision declaring its condition of being in judicial recovery, and subsequently, of being declared in bankruptcy. The Brazilian courts approved the AAI settlement and Variglog’s bankruptcy on April 11, 2016, which were confirmed by those courts on September 21, 2016. The final decision approving the agreement was certified September 23, 2016. US$8.9 million have been recovered thus far to date, leaving a balance of US$2.08 million pending.

10,976 Plus interests and costs

114

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 7,689. (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros.

7,689

115

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.

This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,479; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. At this time we cannot predict the final amount of the fine as the judicial review by the Federal Court Judge is still pending.

15,822

116

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	15,737

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.722556/2012-21	Alleged irregularities in the SAT payments for the periods 01/2009 to 13/2009.	A judgment by the Administrative Council of Tax Appeals (CARF) has been pending since February 27, 2015.	3.251

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	65.550

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$115.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					115,265

117

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Administrative Council of Tax Appeals	19.515.002963/2009-12, 19515.722555/2012-86, 19515.721154/2014-71, 19515.720475/2015-39	Collection of contributions to the Aviation Fund for the periods from 01/2004 to 12/2004, from 12/2006 to 12/2008, from 01/2009 to 12/2010, and from 01/2011 to 10/2012.	A judgment is pending by CARF since February 5, 2016.	75,728

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012. The company received notice of the decision dismissing the remedy on October 21, 2016. The proceedings will end soon in favor of TAM even though Uniao Federal has already filed a foreclosure against TAM. We are awaiting notification to submit a guarantee and defense.	40,117

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	64,220

118

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

This case is being heard by the 45th Civil Court of the Bogota Circuit. In an interim decree issued August 16, 2016, the hearing under article 101 was set for February 2, 2017, when reconciliation will be attempted, facts of the case will be set, the parties will conduct depositions and evidence will be decreed.

The Federal Court of the State of Florida decided on March 26, 2016 to approve Lan Colombia Airlines’s request to suspend the proceedings in the USA until the claim under way in Colombia is decided. The U.S. Court judge also closed the case administratively. The Federal Court of Appeal ratified the case closing in the U.S.A. on April 1, 2015. On October 13, 2015, Regional One petitioned that the U.S. court reopen the case. Lan Colombia Airlines presented its arguments and the Court sustained them on August 23, 2016, ratifying the closing of the case in the United States, so it continues to be closed.

12,443

119

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF.	73,410

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. The company was notified on November 23, 2016 of the decision that partially sustained the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before the Municipal Tax Council of Sao Paulo and a judgment is pending.	106,966

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees. The company won in the first instance, but an appeal by the Union is expected.	16,946

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member.	148,369

120

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence. ThUS$4.770 in cash was deposited in guarantee. A procedural agreement was made for 23 million reals (ThUS$7,057) on September 23, 2016.	7,057

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	An agreement for ThUS$2,732 (R$8.656,6) was reached with the Union on August 2, 2016. The payment under the agreement has been made, but the proceedings have not yet been ended, which must be done by the Forum administration.	16,917

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	0000009-45.2016.5.02.090	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	The lawsuit ended in April 2017 as the Ministry of Labor withdrew its claim. It had filed suit before an incompetent court, based on location.	16,639

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090.	16,639

121

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

				The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. Now pending is the issuance by the Court of the facts to be proven during the evidentiary stage.	19,965

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2017, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

122

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) paying a fine estimated to total approximately ThUS$ 12,750.

(b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) paying the sum of ThUS$ 6,744, plus interest of ThUS$ 2,694.

123

At March 31, 2017, a balance of ThUS$ 4,719 was payable to the SEC, as reported in Note 20 - Trade payables and other payables.

LATAM continues to cooperate with the Chilean authorities on this matter. The investigation continues.

2)	LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013.

The Investigative Prefecture has 180 days (through February 21, 2017) to issue a report on whether to quash the investigation or file charges against two or more of the parties involved. That period can be extended for another 180 days. A proceeding would begin only if the decision is made to file charges. The Commission extended the term of the investigation for another 180 days (through August 18, 2017).

LATAM Airlines Ecuador is cooperating with the authority and has retained a law firm and economist expert in the subject to advise the company during this process.

3)	LATAM received three Requests for Information from the Central-North Metropolitan Region Legal Division, one on October 25, 2016, another on November 11, 2016 and the last on March 8, 2017. It requested information related to the investigation of payments made by LAN Airlines in 2006 and 2007 to a consultant who advised it on the resolution of labor matters in Argentina. It also requested an explanation of information provided to the market. The three requests have already been answered and the requested information has been provided.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

On March 30, 2016, LATAM structured a Revolving Credit Facility granted by with aircraft, engines, spare parts and supplies for a total amount available of US$ 325 million, this line includes restrictions minimum liquidity level as the consolidated company and individual level as for companies LATAM Airlines Group S.A. and TAM Linhas Aereas S.A.

At March 31, 2017, the Company is in compliance with all indicators detailed above.

124

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2017	2016
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	-	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	2
Bank of Utah	Boeing 787	1	-
CIT Aerospace International	Airbus A320	2	2
ECAF I 1215 DAC	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	1	1
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1
Magix Airlease Limited	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	1	1

125

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2017	2016
		Unaudited
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	5	5
PAAL Aquila Company Limited	Airbus A321	2	2
PAAL Gemini Company Limited	Airbus A321	1	1
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	5	6
SMBC Aviation Capital Limited	Airbus A321	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	7
Wells Fargo Bank Northwest National Association	Boeing 767	2	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	11
Wells Fargo Bank Northwest National Association	Airbus A350	2	2
Wilmington Trust Company	Airbus A319	1	1
Total		108	111

The rentals are shown in results for the period for which they are incurred.

126

The minimum future lease payments not yet payable are the following:

	As of	As of
	March 31,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
No later than one year	522,798	533,319
Between one and five years	1,460,480	1,459,362
Over five years	1,275,068	1,262,509
Total	3,258,346	3,255,190

The minimum lease payments charged to income are the following:

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	150,396	133,603
Total	150,396	133,603

In the first quarter of 2016, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned. In the second quarter of 2016, three aircraft were added Airbus A321-200 for a period of 10 years each and two aircraft Boeing 787-9 for a period of 12 years each. On the other hand, one Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. In the third quarter of 2016, three Airbus A321-200 aircraft and one Airbus A320 NEO aircraft were leased for a period of ten years each, and one Airbus A350-900 aircraft leased for a period of 12 years. On the other hand, one Airbus A320-200 aircraft was returned. In the fourth quarter of 2016, is added a leased A350-900 aircraft for a period of 12 years and an Airbus A321-200 leased aircraft for a period of 10 years. On the other hand, three Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

In the first quarter of 2017, a Boeing 787-9 aircraft is added for a period of twelve years. On the other hand, three Airbus A320-200 aircraft and a Boeing 767F Aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

127

At March 31, 2017 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Sep 17, 2017
Wells Fargo Bank North N.A.	Lan Cargo S.A.	One letter of credit	5,000	Jun 30, 2017
AerCap	LATAM Airlines Group S.A.	Two letter of credit	7,143	Dec 13, 2017
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2017
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2017
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Seven letter of credit	22,105	Oct 14, 2017
ICBC	LATAM Airlines Group S.A.	Four letter of credit	2,740	Jan 19, 2018
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Oct 25, 2017
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2017
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,601	Aug 14, 2017
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Jun 16, 2017
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2017
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2017
			93,278

(c)	Other commitments

At March 31, 2017 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Four letter of credit	1,705	Aug 5, 2017
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Four letter of credit	1,713	Aug 30, 2017
Lima Airport Partners S.R.L.	Lan Perú S.A.	Nineteen letter of credit	1,953	Apr 10, 2017
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Six letter of credit	51,000	May 30, 2017
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,001	Nov 15, 2017
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2017
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	20,000	Mar 31, 2018
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Forty-seven letter of credit	18,572	Apr 30, 2017
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2017
Metropolitan Dade County	LATAM Airlines Group S.A.	Nine letter of credit	2,521	May 31, 2017
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2017
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,090	Mar 25, 2021
6ª Vara Federal da Subseção	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	25,684	Jan 4, 2018
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,894	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,895	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,370	Jan 21, 2021
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,773	Nov 9, 2020
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	20,117	Feb 22, 2021
			186,278

128

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of March 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2017	2016
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Services received	CLP	-	(1)
				Services received	CLP	7	1
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	6	3
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Income from services rendered	CLP	442	631
				Services received	CLP	(127)	(652)
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(210)	(394)
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	-	(56)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Income from services rendered	CLP	21	23
				Services received	CLP	-	(29)
Foreign	Consultoría Administrativa
	Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(474)	(527)
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Leases of real estate received	US$	(67)	(67)
Foreign	TAM Aviação Executiva
	e Taxi Aéreo S/A	Related director	Brazil	Services received at airports	BRL	1	-
				Services provided of cargo transport	BRL	(19)	-
Foreign	QATAR Airways	Common shareholder	Qatar	Aircraft rental services	US$	1,770	-
				Services received interlinear	US$	(262)	-
				Services provided interlinear	US$	168	-
				Services provided Handling	US$	36	-

129

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the period ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Remuneration	5,493	4,644
Management fees	74	66
Non-monetary benefits	219	131
Short-term benefits	10,644	10,607
Share-based payments	3,608	1,494
Total	20,038	16,942

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders' Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

130

Number
of share
options
Share options in agreements of share- based payments, as of January 1, 2016	4,518,000
Without movements as of March 31, 2016	-
Share options in agreements of share- based payments, as of March 31, 2016 (Unaudited)	4,518,000
Share options in agreements of share- based payments, as of April 1, 2016	4,518,000
Executives resign options	(4,172,000)
Share options expired	(346,000)
Share options in agreements of share- based payments, as of December 31, 2016	-
Share options in agreements of share- based payments, as of January 1, 2017	-
Without movements as of March 31, 2017	-
Share options in agreements of share- based payments, as of March 31, 2017 (Unaudited)	-

These options was valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. No result has been recognized as of March 2017 (ThUS$ 2,989 at December 31, 2016).

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 "Share-based Payments" and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

Unit bases granted
Units bases, balance at March 31, 2017	4,719,720

131

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At March 31, 2017, the carrying amount of ThUS$ 3,608, is classified under "Administrative expenses" in the Consolidated Statement of Income by Function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at March 31, 2017, which amounted to 326,173 shares (at December 31, 2016, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A.).

Multiplus S.A.
			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698
Outstanding option number as March 31, 2017 (Unaudited)	84,249	173,399	68,525	326,173

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Company	2017	2016	2017	2016

Multiplus S.A.	-	-	326,525	518,507

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at March 31, 2017 (at December 31, 2016 not exist value recorded in liabilities and in incomes).

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(c.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.        Compliance with the performance goal defined by this Council as return on Capital Invested.

b.        The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856
From January 1 to March 31, 2017	237,856	-	(27,772)	-	210,084

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NOTE 35 - STATEMENT OF CASH FLOWS

(a)         The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)         Other inflows (outflows) of cash:

	For the periods ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Guarantees	(799)	26
Fuel hedge	14,023	(27,370)
Currency hedge	(3,634)	5,516
Return of vale vista	-	4,091
Court deposits	(7,993)	(7,003)
Tax paid on bank transaction	(1,270)	115
Fuel derivatives premiums	(1,620)	(856)
Bank commissions, taxes paid and other	(4,998)	(1,887)
Change reservation systems	(16,120)	-
Hedging margin guarantees	(3,790)	(4,978)
Total Other inflows (outflows) Operation flow	(26,201)	(32,346)
Tax paid on bank transaction	(1,218)	(3,423)
Others	(479)	-
Total Other inflows (outflows) Investment flow	(1,697)	(3,423)

Aircraft Financing advances	13,107	(75,370)
Loan guarantee	79,051	-
Settlement of derivative contracts	(11,577)	(7,489)
Total Other inflows (outflows) Financing flow	80,581	(82,859)

(c)	Dividends:

	For the periods ended
	March 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Multiplus S.A	(11,796)	(34,632)
Lan Perú S.A	-	(400)
Total dividends paid (*)	(11,796)	(35,032)

(*) Dividends paid to minority shareholders

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d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2016	Capital	Capital	Interest	and others	Reclassifications	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	278,164	100,000	(70,000)	(1,409)	2,756	-	309,511
Bank loans	585,287	5,311	(82,344)	(5,505)	8,683	-	511,432
Guaranteed obligations	4,758,552	44,415	(115,387)	(35,762)	37,055	(419,085)	4,269,788
Other guaranteed obligations	256,420	-	(303)	(1,990)	2,084	-	256,211
Obligation with the public	1,309,345	-	-	-	25,245	-	1,334,590
Financial leases	1,022,361	-	(84,487)	(13,331)	12,331	419,085	1,355,959
Other loans	394,791	13,107	(20,194)	(5,916)	6,074	-	387,862
Total Obligations with financial institutions	8,604,920	162,833	(372,715)	(63,913)	94,228	-	8,425,353

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented under the following pillars:

i.	Carbon Footprint
ii.	Eco-Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

For 2017, were established the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during 2017, we have worked in the following initiatives:

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-	Advance in the implementation of an Environmental Management System for main operations of the Company, with an emphasis on Santiago. It is highlighted that the company during 2016 has recertified a certified management system, under ISO 14.001 at its facility in Miami.
-	Certification of stage 2 of IATA Environmental Assestment (IEnvA), the most advanced of this certification, been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	Answer to the Dow Jones Sustainability Index 2016 questionnaire, which the company responds annually.
-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2016 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(1) On April 10, 2017, the Company has issued a private placement of debt securities ammounting US $ 140,000,000 under the structure of Enhanced Equipment Trust Certificates ("EETC") issued and placed on 2015 to finance the acquisition of 11 Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is composed of class C Certificates, which are subordinated to the current class A Certificates and class B Certificates held by the Company.

(2) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, an unsecured long-term bond in the amount of US $ 700,000,000 due 2024, unless it will be redeemed in advance in accordance with Its agreed terms, at an annual interest rate of 6.875%. Funds from this placement will be used for general purposes of the Company.

(3) On April 25, 2017, was paid last cuote of the TAM 2017 Bond, which correspond to the principal amortization (bullet) for US $ 300 million and semiannual interest for ThUS $ 11,063, at an interest rate of 7.375% per annum.

(4) At the Ordinary Shareholders' Meeting held on April 27, 2017, the shareholders approved the distribution of the final dividend proposed by the Board in the last meeting held on April 4. Which proposed consists in distributing as dividend 30% of the Profit for the year 2016, equivalent to an amount of US $ 20,766,119.39, which will be paid on May 18, 2017.

Subsequent at March 31, 2017 until the date of issuance of these financial statements, there is no knowledge of financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at March 31, 2017, have been approved by the Board of Director’s in an extraordinary meeting held on May 15, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO